FROM: TRANSCOMMUNITY
BANKSHARES INC

TO: Shareholder
123 Main Street
Anytown, VA 23219

COMMITMENTS DELIVERED.

HANDLE WITH CARE
2003 Annual Report to Shareholders

Connecting Community Banks
Building Community Wealth
One Community at a Time

SUMMARY ANNUAL REPORT 2003

TransCommunity

Connecting Community Banks, Building Community Wealth,
One Community at a Time.

Bank of Goochland

Bank of Powhatan

Bank of Louisa

Main Street Mortgage & Investment Corporation

TransCommunity Financial Services

To our Shareholders, Customers and Friends:



William C. Wiley
Chairman of the Board & Chief Executive Officer

Two years ago, we resolved to increase shareholder value through growth. It's great to be able to report that 2003 was a year of delivering on our commitments to you. We have delivered on our commitment to establish new banks in three growing Virginia communities. And we have delivered on our commitment to add Asset Management, Trust Banking, Securities Brokerage and Insurance to the array of financial services offered through each of our banks. Our philosophy and our strategy of growth and expansion have resulted in a strong track record and we resolve to continue this success in 2004 and into the future.

During 2003, TransCommunity's consolidated assets grew from $51 million at the end of 2002, to just under $100 million at the close of 2003, to over $100 million by the end of the first quarter of 2004. During the same period, revenues increased from $2.8 million in 2002 to $4.9 million in 2003, and are on track to meet projections for 2004.

> "Resolve to perform what you ought; perform without fail what you resolve."
>
> **Benjamin Franklin**

We expanded geographically during 2003 as well. In addition to opening independent bank subsidiaries in Goochland and Louisa, TransCommunity's mortgage banking affiliate, Main Street Mortgage, expanded into Danville, Williamsburg, Abingdon and Virginia Beach, plus two additional offices in Richmond, thereby giving your company a true statewide reach.

In a letter to shareholders last December, we pointed out to you, the owners of this company, that each of you has an opportunity to increase the value of your investment by doing business with us.


Goochland
Powhatan
Danville

That appeal is another example of the truly innovative spirit of the TransCommunity organization, and during 2004, we plan to extend that challenge to you again and in new ways. The fact is you can have a positive, immediate impact on the growth and development of your company, and the value of your investment, by bringing us your banking, mortgage and other financial services business, and by referring your friends and neighbors.



(L-R) Tom Crowder, CFO, Bill Wiley, Chairman and CEO and Bruce Nolte, President and COO for TransCommunity.

Growth and Profitability

Growth is fundamental to the current strategy and business model for TransCommunity. While the company has not yet achieved consolidated profitability and therefore cannot pay a dividend, we have confidence in our plans for increased growth through additional banks and other financial services. We will continue to invest in the growth of the company. We believe that taking advantage of opportunities while they exist is the best strategy for long term growth and increased shareholder value. It also is the best strategy to achieve profitability and to establish market liquidity for you, the stock owners.

Achieving Our Goals

When TransCommunity was formed three years ago out of the initial success of the Bank of Powhatan, we had two goals:

* To increase shareholder value by adding two additional community banks in growing, relatively under-served locations; and
* To add non-banking financial products and services, not just through the individual banks, but as stand-alone, profit-making businesses.



Abingdon
Louisa
Williamsburg
Richmond
Virginia Beach

WHAT WE ACCOMPLISHED IN 2003:

- Opened TransCommunity's third bank: the Bank of Louisa
- Achieved profitability at our first bank: the Bank of Powhatan
- Achieved significant growth in revenues and assets
- Completed a securities offering, raising over $14 million in new capital
- Increased the number of investors to over 2,800
- Completed construction on the new Bank of Goochland main office
- Began construction on the new Bank of Louisa main office
- Opened the TransCommunity Financial Center in Innsbrook
- Developed TransCommunity's technology infrastructure
- Established a courier service for our business banking customers
- Began offering Asset Management, Trust Banking, Securities Brokerage and Insurance through a new Financial Services division.
- Developed a comprehensive Strategic Plan



With the opening of the Bank of Louisa in July 2003, the first goal was achieved. By December, we accomplished the second goal by establishing our Financial Services division, which offers Asset Management, Trust Banking, Securities Brokerage and Insurance. Increasing total fee revenue through sales of non-banking financial products and services has the potential to significantly improve the company's return on assets (ROA) and return on investment (ROI). These measures are important to you, the shareholder, because they will figure prominently at that point in time when we seek to list your stock for public trading on one of the exchanges.

As with the banks, TransCommunity Financial Services employs a unique and innovative organizational and operating structure which allows us to offer these important products and services at a lower operating cost than any of our banks could achieve on its own. They are made possible because our banks are owned by a holding company that can provide these services and spread the costs over multiple banks. Through the unique TransCommunity business model, we will be able to provide these services and products to additional banks as they join our family.

Raising the Necessary Capital

To accomplish both goals, it was necessary to raise additional capital, which, with your help, we did. The Board of Directors twice amended the terms of our original offering to meet market and economic conditions. When negative economic conditions impacted our initial effort, we simply did not give up or give in. We stayed the course and focused on our goals; and you, our shareholders, responded. After we opened our second bank and achieved profitability in our lead bank, the board increased the offering price of the stock to $14 per share to reflect what we felt was increased value in our company, and we successfully raised over a million dollars at this new price, marking another TransCommunity innovation.

Developing the Technology Infrastructure

To support our goals, we invested significantly in information technology and in TransCommunity's common operating platform. Infrastructure development enables our banks to provide customers better and more complete services such as internet and telephone banking. The consolidation of back office functions through TransCommunity, including administration, compliance, technology and operations, drives down bank operating costs and improves efficiency. This investment will keep our company on the cutting edge.

The Five-Year Strategic Plan

It's been said that there are three important things about a strategic plan: (1) have one; (2) stick to it; and (3) be prepared to adjust it to meet changing circumstances.

After raising the new capital, opening three banks and establishing our Financial Services operation, it was time to focus on execution. Management spent over six months researching, thinking, planning and writing a comprehensive TransCommunity five-year strategic plan. While no one should share the details of a strategic plan, we can tell you that the plan emphasizes continued growth and expansion. It reinforces our unique financial management philosophy and style based on decentralization and local decision-making, plus measurability and accountability. The plan is built around our strategy of owning, not running, community banks.

Under the plan, our mission will continue to be that of an innovative provider of financial services and owner of additional independent community banks. Management currently is evaluating a number of Virginia communities as potential locations for our fourth bank. The holding company will provide each new bank with access to our common operating

TRANSCOMMUNITY PRODUCTS & SERVICES

- Checking
- Savings
- Money market with no service charges
- Certificates of deposit
- Internet banking with free bill pay
- Bank-by-Phone
- Consumer loans
- Home equity lines of credit
- Fixed-rate mortgage loans
- Variable-rate 1st mortgage loans
- 2nd mortgage loans
- Business loans
- Commercial real estate loans
- Construction finance
- Trust banking services
- Asset management accounts
- Whole and term life insurance
- Stocks and bonds
- Mutual funds
- Fixed and variable annuities
- Credit cards
- Visa debit cards
- ATMs
- Night depository
- Free courier service for business customers
- Wire transfer service
- Safe deposit boxes
- Savings bonds

"After two years, the real reality set in for me that I am now part of something new, exciting and challenging. Something that many people — our staff, the community and stockholders — can benefit from. How glad I am to be with an innovative group of folks who see the future — and the future for TransCommunity looks very bright indeed."

— From a letter by Harry Sprouse, TransCommunity Shareholder


Bank of Louisa
BANK OF GOOCHLAND
Bank of Powhatan

platform, regulatory compliance support and an array of fee-generating, non-bank products and services, thereby enabling them to generate higher revenues and achieve lower unit operating costs.

TransCommunity Financial Center

To execute our plans to offer non-banking products and services, we needed to consolidate the management of our business units into a single location — a convenient, customer-focused place to do business with you and your friends, neighbors and family. In December, we opened the TransCommunity Financial Center in Innsbrook.

The Innsbrook office park in Richmond's West End is an ideal location for the center. With the opening of Route 288, we are only minutes from Goochland and Powhatan, and about thirty minutes from the Bank of Louisa. Customers in our primary market areas have easy access to our financial center. In addition, the center is in close proximity to the growing markets in western Henrico and Chesterfield counties, helping us attract business from these communities as well. We strongly encourage you to take the opportunity to increase the value of your company by doing business with our investment professionals at the location most convenient for you.

Changing Our Name: TransCommunity Financial Corporation

TransCommunity originally was established as a Bank Holding Company; however, as part of the process of expanding our product and service offerings, we needed to adopt a new regulatory structure. In February 2004, the company received permission from the Federal Reserve Board to convert the company from a bank holding company to a financial holding company.

Under the new regulatory structure, the company has greater opportunity as to the kinds of businesses in which we may engage in the future.

Indeed, our new Financial Services division requires conversion to this new regulatory structure. Management feels that a new corporate name also is appropriate to reflect this new, more flexible regulatory structure.

In the enclosed proxy statement, you are asked to vote to change the name of the company to TransCommunity Financial Corporation. The Board of Directors encourages you to support this change with a yes vote.

We at TransCommunity believe in the growing strength of the economy of our chosen business markets. We believe in the credibility of our bankers and investment advisors. We believe in, and are committed to, the growth and prosperity of our customers and our communities. Finally, we believe in the confidence and dedication of you, our shareholders.

We will continue our work in 2004 to make TransCommunity a better, stronger and profitable company. As we have said before, we need your help to do it. Working together, we can make a difference.

William C. Wiley
Chairman & Chief Executive Officer

Performance Highlights

TransCommunity Bank Loan Growth



$70,000,000
$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$
2001
2002
2003

Loan portfolio increased from $15.1 million to $65.2 million in three years.

TransCommunity Bank Income



$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$
2001
2002
2003

Income climbed from $1.5 million in 2001 to almost $4.8 million in 2003.

TransCommunity Bank Deposit Growth



$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$
2001
2002
2003

Deposits grew from $21.6 million in 2001 to over $82.6 million in 2003.

TransCommunity Bank Assets



$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$
2001
2002
2003

Assets reached almost $100 million by 2003.

TransCommunity Bank Assets-Expense Ratio



$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$
2001
2002
2003

An efficient model: Assets supported per $1 expense rose from $9.63 in 2001 to $14.02 in 2003; a 45% increase.

Information in this report may contain forward-looking statements that are provided to assist in the understanding of anticipated future performance. However, a number of important factors could cause actual results to differ materially from those expressed in such statements. Please refer to the "Forward-Looking Statements" section in the most recent Form 10-K for additional information.

Consolidated Statements of Financial Condition

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002, AND 2003

ASSETS	2001	2002	2003
Cash and due from banks	$ 941,995	$ 3,447,473	$ 7,913,777
Federal funds sold	$ 485,000	$ 3,520,000	$ 186,000
Total Cash and Cash Equivalents	$ 1,426,995	$ 6,967,473	$ 8,099,777
Securities available-for-sale, at fair value	$ 1,492,847	$ 399,500	$ 2,314,445
Securities held to maturity (fair value of $17,415,889 in 2003 and $3,798,997 in 2002)	$ 7,699,217	$ 3,798,980	$ 17,439,025
Loans receivable	$ 15,396,755	$ 37,116,940	$ 66,119,683
Allowance for loan losses	$ (235,000)	$ (462,200)	$ (842,819)
Net Loans	$ 15,161,755	$ 36,654,740	$ 65,276,864
Premises and equipment, net	$ 1,908,025	$ 2,246,242	$ 5,089,975
Federal Reserve Bank stock (restricted)	$ 201,300	$ 357,300	$ 357,300
Other assets	$ 710,228	$ 698,670	$ 1,174,969
Total Assets	$ 28,600,367	$ 51,122,905	$ 99,752,355
LIABILITIES			
Deposits:			
Demand deposits:			
Non-interest bearing	$ 4,137,943	$ 5,530,727	$ 11,948,835
Interest bearing	$ 2,355,015	$ 6,803,531	$ 15,528,664
Savings deposits	$ 1,538,786	$ 3,160,180	$ 5,826,145
Other time deposits	$ 13,554,427	$ 21,217,830	$ 49,371,157
Total Deposits	$ 21,586,171	$ 36,712,268	$ 82,674,801
Federal funds purchased		$ 1,250,439	$ 501,000
Notes payable	$ 115,588	$ 198,000	$ 1,198,000
Accrued expenses and other liabilities	$ 306,312	$ 491,418	$ 477,112
Total Liabilities	$ 22,080,334	$ 38,652,125	$ 84,850,913
STOCKHOLDERS' EQUITY			
Expenses of stock offering	$ (217,189)	$ (588,335)	
Common stock (5,000,000 shares authorized) 2,067,613 and 1,605,249 shares issued and outstanding	$ 7,726	$ 16,052	$ 20,676
Paid-in-surplus	$ 7,523,617	$ 15,831,921	$ 19,916,482
Accumulated deficit	$ (1,591,705)	$ (2,788,358)	$ (5,025,853)
Accumulated other comprehensive loss	$ (6,216)	$ (500)	$ (9,863)
Total Stockholders' Equity	$ 6,520,033	$ 12,470,780	$ 14,901,442
Total Liabilities and Stockholders' Equity	$ 28,600,367	$ 51,122,905	$ 99,752,355

Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002, AND 2003

	2001	2002	2003
INTEREST AND DIVIDEND INCOME			
Loans, including fees	$ 875,307	$ 2,077,370	$ 3,728,989
Federal funds sold	$ 113,440	$ 12,202	$ 104,297
Debt securities	$ 376,697	$ 202,701	$ 136,174
Dividends	$ 12,078	$ 12,988	$ 21,438
Total Interest and Dividend Income	$ 1,377,522	$ 2,305,261	$ 3,990,898
INTEREST EXPENSE			
Deposits			
Demand	$ 63,594	$ 90,421	$ 89,175
Savings	$ 22,103	$ 41,590	$ 48,203
Time deposits below $100,000	$ 398,023	$ 425,282	$ 645,533
Time deposits above $100,000	$ 110,011	$ 161,940	$ 358,185
Other borrowed funds	$ 9,544	$ 37,784	$ 18,591
Total Interest Expense	$ 603,275	$ 757,017	$ 1,159,687
NET INTEREST INCOME	$ 774,247	$ 1,548,244	$ 2,831,211
PROVISION FOR LOAN LOSSES	$ 197,000	$ 227,200	$ 385,595
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	$ 577,247	$ 1,321,044	$ 2,445,616
NONINTEREST INCOME			
Bank service charges and fees	$ 133,302	$ 152,645	$ 282,450
Commissions and fees from loan originations	$ 861,508	$ 1,353,920	$ 2,151,002
Total Noninterest Income	$ 994,810	$ 1,506,565	$ 2,433,452
NONINTEREST EXPENSES			
Salaries and employee benefits	$ 1,616,179	$ 2,311,269	$ 4,332,828
Occupancy expenses	$ 124,199	$ 208,918	$ 338,180
Equipment expenses	$ 178,598	$ 283,929	$ 365,296
Other operating expenses	$ 1,051,555	$ 1,220,146	$ 2,080,259
Total Noninterest Expenses	$ 2,970,531	$ 4,024,262	$ 7,116,563
NET LOSS	$ (1,398,474)	$ (1,196,653)	$ (2,237,495)
Net Loss Per Share Basic and Diluted	$ (2.06)	$ (1.05)	$ (1.19)
Weighted Average Shares Outstanding	679,784	1,143,262	1,887,458

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002, AND 2003

	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (1,398,474)	$ (1,196,653)	$ (2,237,495)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	$ 153,859	$ 214,253	$ 268,985
Provision for loan losses	$ 197,000	$ 227,200	$ 385,595
Loss on disposition of property and equipment		$ 10,399	$ 2,561
Accretion income	$ (44,496)	$ (3,662)	$ (12,050)
Restricted stock award expense			$ 67,661
Net change in:			
Other assets	$ (208,395)	$ 11,558	$ (463,300)
Accrued expenses and other liabilities	$ 263,444	$ 52,364	$ (14,306)
Net Cash Used in Operating Activities	$ (978,016)	$ (684,541)	$ (2,015,349)
CASH FLOWS FROM INVESTING ACTIVITIES			
Net increase in loans	$ (12,401,760)	$ (21,720,185)	$ (29,007,719)
Purchase of securities held-to-maturity	$ (20,141,661)	$ (3,400,000)	$ (39,290,995)
Purchase of securities available-for-sale	$ (1,499,063)		$ (5,729,308)
Purchase of Federal Reserve Bank stock		$ (156,000)	
Proceeds from maturities of securities held-to-maturity	$ 18,850,000	$ 8,402,962	$ 25,663,000
Proceeds from maturities of securities available-for-sale			$ 3,805,000
Proceeds from sale of property		$ 30,000	$ 764
Purchase of Main Street Mortgage & Investment Corporation	$ (231,176)		
Payments for the purchase of property	$ (1,177,784)	$ (394,869)	$ (3,116,043)
Net Cash Used in Investing Activities	$ (16,601,444)	$ (17,238,092)	$ (47,675,301)
CASH FLOWS FROM FINANCING ACTIVITIES			
Federal funds purchased		$ 1,250,439	$ (749,439)
Proceeds from common stock subscriptions	$ 1,720,135	$ 7,522,830	$ 4,691,976
Proceeds from exercise of stock options			$ 6,000
Payment to dissenting shareholder		$ (10,000)	
Proceeds (curtailment) of notes payable		$ (115,588)	$ 1,000,000
Net change in:			
Demand deposits	$ 4,305,818	$ 5,841,300	$ 15,143,241
Savings deposits	$ 1,259,265	$ 1,621,394	$ 2,665,966
Time deposits	$ 11,041,680	$ 7,663,403	$ 28,153,327
Costs associated with stock offering	$ (205,318)	$ (310,667)	$ (88,117)
Proceeds from the sales of common stock	$ 1,000		
Net Cash Provided by Financing Activities	$ 18,122,580	$ 23,463,111	$ 50,822,954
Net increase in cash and cash equivalents	$ 543,120	$ 5,540,478	$ 1,132,304
Cash and Cash Equivalents, Beginning of Year	$ 883,875	$ 1,426,995	$ 6,967,473
Cash and Cash Equivalents, End of Year	$ 1,426,995	$ 6,967,473	$ 8,099,777

TRANSCOMMUNITY FINANCIAL CENTER

4235 Innslake Drive, Suite 200
Glen Allen, VA 23060
804-934-9999

Board of Directors

William C. Wiley
Chairman

Dean P. Agee

Thomas M. Crowder

Richard W. Mayhew

Julian C. Metts, Jr.

James L. Minter

Lawrence B. Nuckols

Troy A. Peery, Jr.

John W. Pretlow, II

John J. Purcell, Jr.

George W. Rimler

Stuart C. Siegel

John J. Sponski

John C. Watkins

Robin Traywick Williams

Corporate Officers

William C. Wiley
Chief Executive Officer

Bruce B. Nolte
President
Chief Operating Officer

Thomas M. Crowder
Chief Financial Officer

Richard W. Mayhew
Corporate Secretary

BANK OF POWHATAN

2320 Anderson Highway
Powhatan, VA 23139
804-598-6839

Board of Directors

John C. Watkins
Chairman

James F. Keller
President & CEO

John H. Anderson, Jr.

Margaret F. Ball

Robert M. Duncan

William E. Maxey, Jr.

Julian C. Metts, Jr.

James L. Minter

Andrew W. Pryor

Benjamin L. Salomonsky

George W. Whitlow

William C. Wiley

Delmar P. Wright

Elwood F. Yates, Jr.

BANK OF GOOCHLAND

Centerville
100 Broad Street Road
Manakin-Sabot, VA 23103
804-784-4000

Courthouse
2958 River Road West
Goochland, VA 23063-3229
(804) 556-6722

Board of Directors

Lawrence B. Nuckols
Chairman

M. Andrew McLean
President & CEO

Thomas M. Crowder

Neil P. Farmer

Stan A. Fischer

W. Daniel Holly, III

Raymond A. Miller

Bruce B. Nolte

Troy A. Peery, Jr.

William H. Talley, III

Robin Traywick Williams

BANK OF LOUISA

105 West Main Street
P.O. Box 1548
Louisa, VA 23093
540-967-5900

Board of Directors

John J. Purcell, Jr.
Chairman

George D. Yancey
President & CEO

Dean P. Agee

Ethan A. Call

Graven W. Craig

Richard W. Mayhew

David M. Purcell

Wallace L. Tingler

Elizabeth P. Wilson

H. Manning Woodward, III

TransCommunity
FINANCIAL CORPORATION

A R E S

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-KSB

[X] ANNUAL REPORT (PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934)

For fiscal year ended December 31, 2003 Commission File Number – 000-33355

[ ] TRANSITION REPORT (PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934)

TransCommunity Bankshares Incorporated
(Name of Small Business Issuer in its charter)

Virginia (State of other jurisdiction of incorporation or organization)	**54-2032355** (I.R.S. Employer Identification No.)
4235 Innslake Drive **Glen Allen, VA** (Address of principal executive officers)	**23060** (Zip Code)

Issuer's telephone number: **(804) 934-9999**

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock - $0.01 Par

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Issuer's revenues for its most recent fiscal year were $6,424,350.

As of March 15, 2004, the aggregate market value of the voting stock owned by non-affiliates, based on the sale price of $14 per share, which was the price at which 81,084 shares of common stock were sold by the registrant between May 1, 2003 and November 12, 2003, in a public offering of its shares, was approximately $25.9 million.

The number of shares of the registrant's common stock outstanding as of March 15, 2004, was 2,067,613.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Proxy Statement to be delivered in connection with the 2004 Annual Meeting of Shareholders to be held May 25, 2004 are incorporated by reference in Part III of this report.

TRANSITIONAL SMALL BUSINESS DISCLOSURE FORMAT YES [ ] NO [X]

TABLE OF CONTENTS

Page

PART I

PART II

PART III

RISK FACTORS AND CAUTIONARY STATEMENTS THAT MAY AFFECT FUTURE RESULTS

This report on Form 10-KSB contains certain forward-looking statements, including or related to our future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business and regulatory decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this report, the words "estimate," "project," "intend," "believe" and "expect" and similar expressions identify forward-looking statements. These and other statements, which are not historical facts, are based largely on management's current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. Although we believe that the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement. Some more specific risks are discussed below.

In light of the significant uncertainties inherent in the forward-looking information included in this report, you should not regard the inclusion of this information as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this report speak only as of the date of this report, and we have no obligation to update or revise any of these forward-looking statements.

We have a limited operating history upon which to base any estimate of our future success.

Bank of Powhatan, N.A. ("Bank of Powhatan"), which opened for business in March, 2000, Bank of Goochland, N.A. ("Bank of Goochland"), which opened for business in November, 2002, and TransCommunity Bankshares Incorporated ("TransCommunity"), which was organized in March, 2001, each have limited operating histories. As a consequence, you have limited financial information on which to base any estimate of our future performance. The financial statements presented in this report may not be as meaningful as those of a company which has a longer history of operations. Because of our limited operating history, you do not have access to the type and amount of information that would be available to a shareholder of a financial institution with a more extended operating history.

TransCommunity and Bank of Goochland expected to experience, significant start-up operating losses.

The future success of our operations must be considered in light of the expenses, complications and delays frequently encountered in connection with the establishment of new banks and related financial services.

Typically new banks are not profitable in their first several years of operation. For the years ended December 31, 2000 and 2001, Bank of Powhatan experienced net losses of $147,456 and $550,962, respectively. For the year ended December 31, 2002, Bank of Powhatan reported net income of $315,179, but in 2003, its net income was reduced to $270,010 after accounting for costs of approximately $280,000 associated with the start up of the branch of the Bank of Powhatan established in July 2003 in Louisa County. For the year ended December 31, 2003, Bank of Goochland reported a net loss of $736,409. TransCommunity had consolidated net losses for 2002 and 2003 of $1,196,653 and $2,237,495, respectively. We expect Bank of Goochland and Bank of Louisa, after its spin off in second quarter 2004, will incur losses comparable to those experienced by Bank of Powhatan for their first several years of operations.

Many of the loans in Bank of Powhatan's and Bank of Goochland's loan portfolios are too new to show any signs of problems.

A significant portion of Bank of Powhatan's loans have been originated in the past two years. All of Bank of Goochland's loans have been originated since November 25, 2002. Although we believe we have conservative underwriting standards, it is difficult to assess the future performance of Bank of Powhatan's and Bank of Goochland's loan portfolios due to the recent origination of many of the loans. As of December 31, 2003, TransCommunity had a consolidated allowance for loan losses of $842,819 (1.27% of total loans), whereas at December 31, 2002, TransCommunity had an allowance for loan losses of $462,200 (1.25% of total loans). At December 31, 2003, TransCommunity had a total of $887,000 in loans 30 to 89 days past due, and $1,198 in loans in non-accrual status. We can give you no assurance that our non-performing or delinquent loans will not adversely affect our future performance.

The markets for our services are highly competitive and we face substantial competition.

The banking business is highly competitive. We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms soliciting business from residents of and businesses located in our market and many of which have greater resources than we have. Many of our competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence or more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives and lower origination and operating costs. This competition could result in a decrease in loans we originate and could negatively affect our results of operations.

In attracting deposits, we compete with insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Traditional banking institutions, as well as entities intending to transact business online, are increasingly using the Internet to attract deposits without geographic or physical limitations. In addition, many nonbank competitors are not subject to the same extensive regulations that govern us. These competitors may offer higher interest rates than we offer, which could result in either our attracting fewer deposits or increasing our interest rates in order to attract deposits. Increased deposit competition could increase our cost of funds and could affect adversely our ability to generate the funds necessary for our lending operations, which would negatively affect our results of operations.

Changes in interest rates could have an adverse effect on our income.

Our profitability depends to a large extent upon our net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments. Changes in interest rates also can affect the value of our loans. An increase in interest rates could adversely affect borrowers' ability to pay the principal or interest on our loans. This may lead to an increase in our nonperforming assets and could have a material and negative effect on our results of operations.

Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply and other factors beyond our control may also affect interest rates. Fluctuations in market interest rates are neither predictable nor controllable and may have a material and negative effect on our business, financial condition and results of operations.

We are subject to significant government regulations that affect our operations and may result in higher operating costs or increased competition for us.

Our success will depend not only on competitive factors, but also on state and federal regulations affecting bank holding companies generally. Regulations now affecting us may change at any time, and these changes may adversely affect our business.

We are subject to extensive regulation by the Board of Governors of the Federal Reserve System, the Office of Comptroller of the Currency and the Federal Deposit Insurance Corporation, and to a lesser extent, the Virginia State Corporation Commission. Supervision, regulation and examination of banks and bank holding companies by bank regulatory agencies are intended primarily for the protection of depositors rather than shareholders. These agencies examine bank holding companies and commercial banks, establish capital and other financial requirements and approve new branches, acquisitions or other changes of control. Our ability to establish new banks or branches or make acquisitions is conditioned on receiving required regulatory approvals from the applicable regulators.

We believe that changes in legislation and regulations will continue to have a significant impact on the banking industry. Although some of the legislative and regulatory changes may benefit us and our banks, others will increase our costs of doing business and could assist our competitors that are not subject to similar regulation.

Our success will depend significantly upon general economic conditions in central Virginia and nationally.

Our success will depend significantly upon general economic conditions in central Virginia as well as national economic conditions affecting Virginia. Any prolonged economic dislocation or recession affecting central Virginia could cause the banks' non-performing assets to increase, causing operating losses, impaired liquidity and the erosion of capital. Such an economic dislocation or recession could result from a variety of causes, including natural disasters, a prolonged downturn in various industries upon which the economy of central Virginia depends, or a national recession.

Dividend policy is affected by multiple conditions.

Our future dividend policy will depend in large part on the earnings of our subsidiary banks, capital requirements, financial condition and other factors considered relevant by our board of directors.

PART I

Item 1. Description of Business

General

TransCommunity Bankshares Incorporated ("TransCommunity") is a community bank holding company headquartered in Glen Allen, Virginia. TransCommunity was formed in March 2001, principally in response to perceived opportunities for serving loan customers and depositors who were left with limited banking choices resulting from the takeovers in recent years of a number of Virginia-based banks by regional bank holding companies. TransCommunity, through its two national bank subsidiaries, Bank of Powhatan, N.A. ("Bank of Powhatan") and Bank of Goochland, N.A. ("Bank of Goochland"), operates a community banking business in the contiguous counties of Powhatan, Goochland and Louisa, all located on the western side of the Richmond metropolitan area. Bank of Powhatan, with one office in Powhatan County and a branch office operating in Louisa County under the name "Bank of Louisa", opened for business in March, 2000. TransCommunity became the holding company for Bank of Powhatan on August 15, 2001, through a statutory share exchange transaction. Bank of Goochland, with two offices in Goochland County, opened for business on November 25, 2002. The branch of the Bank of Powhatan operating in Louisa County is scheduled to be "spun off" as a stand alone national bank in the second quarter 2004. The consolidated financial statements of TransCommunity appearing elsewhere in this Form 10-KSB include the operations of the branch office of the Bank of Powhatan in Louisa County from July 14, 2003 through December 31, 2003. At December 31, 2003, TransCommunity had, on a consolidated basis, total assets of $99.75 million, total deposits of $82.67 million, total loans of $66.12 million, and total stockholders' equity of $14.90 million.

TransCommunity in 2003 established TransCommunity Investment Advisors, Inc., a registered investment advisor subsidiary of the holding company. In January of 2004, TransCommunity applied for and was granted trust banking powers for both Bank of Powhatan and Bank of Goochland. Bank of Louisa is expected to be granted trust banking powers as part of its charter application as a national bank. In the first quarter of 2004 TransCommunity also converted its regulatory status from that of bank holding company to that of "financial holding company" under applicable federal law, thereby permitting the Company to engage in a broader range of financial businesses. Subsequent to the effective date of this change in regulatory status, TransCommunity established TransCommunity Investment Services, Inc. as a subsidiary of the holding company to offer insurance and securities brokerage products and services.. TransCommunity's mortgage banking affiliate, Main Street Mortgage and Investment Corporation ("Main Street"), operates as a wholly owned subsidiary of Bank of Powhatan. Main Street currently operates three offices in the Richmond area and one each in Abingdon, Danville, Lynchburg, Williamsburg and Virginia Beach, Virginia. Main Street also has mortgage loan officers on site in each of TransCommunity's subsidiary banks.

Background and Business Strategy

In the Powhatan, Goochland and Louisa market areas, bank consolidations have been accompanied by the dissolution of local boards of directors and the relocation, or termination, of management and customer service professionals. TransCommunity believes that local industry consolidation has disrupted customer relationships as the larger regional financial institutions increasingly focus on larger corporate customers, standardized loan and deposit products and other services. Generally, these products and services are offered through less personalized delivery systems, creating a demand for high quality, personalized services to small and medium-sized businesses and professionals. In addition, consolidation in the local market has created opportunities to attract experienced bankers. Bank acquisitions have dislocated experienced and talented management personnel due to the elimination of redundant functions and the drive to achieve cost savings. As a result of these factors, management believes that TransCommunity, through its subsidiary national banks, has an opportunity to attract targeted banking customers and experienced management personnel within these identified markets.

TransCommunity, through its subsidiary national banks, is pursuing and will continue to pursue a community banking strategy by offering a broad range of banking products to individuals, professionals and small to medium-sized businesses, with an emphasis on personalized service and local decision-making authority. TransCommunity will undertake to support this strategy by providing back office, product development, marketing, technology, financial and managerial support. The expansion and growth strategy of TransCommunity includes attracting experienced local management teams, who will have significant decision-making authority at the local bank level, and local independent boards of directors consisting of individuals with strong community affiliations and extensive business backgrounds and business development potential in the identified markets.

TransCommunity seeks to reduce overall operating costs by providing strategic services for its affiliated subsidiaries in several distinct areas,including: bank formation and start-up, information technology, ongoing back room operations, financial reporting and management, product and service development, marketing and regulatory and compliance support. In each of these areas, the resources provided are designated to support the goals of the individual banks as determined by their founders, directors and officers to meet the financial needs of each of the communities that are served.

Bank of Powhatan

Bank of Powhatan was organized in 1998 and commenced its general banking operations on March 20, 2000, providing services to businesses and individuals in the Powhatan County area. Bank of Powhatan offers a range of commercial and retail banking products and services. Bank of Powhatan also offers state-of-the-art electronic banking services that include access to ATMs worldwide, VISA check cards, telephone banking, and internet banking with bill payment.

Bank of Powhatan is located on the north side of U.S. Route 60, the county's major east-west highway, near Flat Rock in Powhatan County. Upon the completion of Route 288, which will connect I-64 west of Richmond with I-95 south of Richmond, it will be approximately seven miles west of Route 288's interchange with U.S. Route 60.

On July 14, 2003, Bank of Powhatan opened a branch office in neighboring Louisa County. This branch does business as "Bank of Louisa." In January, 2004, TransCommunity filed an application with the Comptroller of the Currency seeking a separate national banking charter for Bank of Louisa, N.A., which will acquire this branch office, At the same time, TransCommunity made application to the Federal Reserve Bank of Richmond seeking permission to acquire 100% of the voting shares of the Bank of Louisa, N.A. TransCommunity expects this transaction to be completed during the second quarter of 2004.

At December 31, 2003, Bank of Powhatan had total assets of $62.20 million, total deposits of $53.77 million and total loans of $44.23 million.

The members of the Board of Directors of Bank of Powhatan are as follows:

John H. Anderson, Jr. Retired. Former Executive Vice President, Jefferson National Bank.

Margaret F. Ball. Retired. Former Secretary and Treasurer, O.W. Ball Lumber Company, Powhatan, VA.

Robert M. Duncan. President, P.L. Duncan & Sons, Inc.. Columbia, VA.

James F. Keller. President and Chief Executive Officer, Bank of Powhatan, N.A., Powhatan, VA.

William E. Maxey, Jr. Clerk of the Circuit Court, Powhatan County, VA.

Julian C. Metts, Jr. D.D.S. Orthodontist, Cumberland, VA; Director, TransCommunity Bankshares Incorporated.

James L. Minter. Owner, J.L. Minter Electrical Contractor, Inc.; Owner, Swansboro Mechanical, Inc., Richmond, VA; Director, TransCommunity Bankshares Incorporated.

Andrew W. Pryor. Owner, Hills-Dale Farm, Goochland, VA.

David M. Purcell. President, J.S. Purcell Lumber Corporation, Louisa, VA.

Benjamin L. Salomonsky. President, Salomonsky & Siverling, PC, Midlothian, VA.

John C. Watkins. Virginia State Senator. President, Watkins Nurseries, Inc., Midlothian, VA; Chairman, Bank of Powhatan, N.A.; Director, TransCommunity Bankshares Incorporated.

George W. Whitlow. Owner, Whitlow Chevrolet, Lexus of Richmond, Whitlow Travel Service, King Pin Lanes, and Fidelity Finance, Richmond, VA.

William C. Wiley. Chairman and Chief Executive Officer, TransCommunity Bankshares Incorporated.

Elwood F. Yates, Jr. Retired. Former Owner, Yates Ford, Inc., Powhatan, VA.

Bank of Goochland

Bank of Goochland opened for business on November 25, 2002, in a newly renovated leased facility at historic Goochland Courthouse, providing services to businesses and individuals in the Goochland County area. Bank of Goochland offers a range of commercial and retail banking products and services. Bank of Goochland also offers state-of-the-art electronic banking services that include access to ATMs worldwide, VISA check cards, telephone banking, and internet banking with bill payment.

On October 20, 2004, Bank of Goochland opened its new permanent headquarters office in Centerville on U.S. Route 250, retaining the previous Courthouse headquarters location as a branch office. The new headquarters location is on a heavily traveled route used by Goochland County residents in their commute to and from work in the Richmond area, six miles west of Innsbrook, a significant business community in western Henrico County. This new 9,500 square foot facility is geared to meet the broad financial needs of the Goochland community and to assist in offering the full range of banking and financial services to include asset management, trust banking, securities brokerage and insurance products.

At December 31, 2003, Bank of Goochland had total assets of $35.5 million, total deposits of $31.5million and total loans of $21.9 million.

The members of the Board of Directors of the Bank of Goochland are as follows:

Thomas M. Crowder. Chief Financial Officer and Director, TransCommunity Bankshares Incorporated.

Neil P. Farmer. President, Farmer Properties, Inc., Richmond, VA.

Stan A. Fischer. President, Fischer Business Interiors, Inc., Goochland, VA.

W. Daniel Holly, III. Managing Member, Triad Demolition, LLC, Richmond, VA, Managing Member, Triad Disposal, LLC, Chesapeake, VA.

M. Andrew McLean. President and Chief Executive Officer, Bank of Goochland, N.A.

Raymond A. Miller. President, Associated Insurance Systems Service, Inc., Richmond, VA.

Bruce B. Nolte. President and Chief Operating Officer, TransCommunity Bankshares Incorporated.

Lawrence B. Nuckols. Self-employed cattle farmer and real estate developer, Goochland, VA; former owner, Nuckols Exxon, Goochland, VA; former member, Board of Supervisors, Goochland County, VA; Chairman, Bank of Goochland, N.A.; Director, TransCommunity Bankshares Incorporated.

Troy A. Peery,Jr. President, Peery Enterprises, Manakin-Sabot, VA; Director, TransCommunity Bankshares Incorporated.

William H. Talley, III. President, Bill Talley Ford, Inc., Richmond, VA.

Robin Traywick Williams. Former Chairman, Virginia Racing Commission, Richmond, VA.; Director, TransCommunity Bankshares Incorporated.

Bank of Louisa

Bank of Louisa was initially established in July 2003 as a branch office of the Bank of Powhatan in a renovated office on Main Street in the Town of Louisa. The branch is scheduled to be acquired by the Bank of Louisa, N.A. (in organization) in the second quarter 2004, following receipt of all required regulatory approvals. The permanent main office for Bank of Louisa, also located on Main street in the Town of Louisa, is under construction and is expected to be completed in the third quarter of 2004.

The Board of Directors for the Bank of Louisa, N.A. (in organization) are as follows:

Dean P. Agee. Retired. Former Clerk of the Circuit Court, Louisa County, VA; Director, TransCommunity Bankshares Incorporated.

Ethan A. Call. President, E & A Call, Inc., Bumpass, VA; Former Member Board of Supervisors, Louisa County, VA.

Graven W. Craig. Esquire. Attorney-at-Law, Louisa, VA.

Richard W. Mayhew. President, Main Street Mortgage and Investment Corporation; Secretary and Director, TransCommunity Bankshares Incorporated.

David M. Purcell. President, J.S. Purcell Lumber Corporation, Louisa, VA.

John J. Purcell, Jr. Secretary and Treasurer, J.S. Purcell Lumber Corporation, Louisa, VA; former member, Board of Supervisors, Louisa County, VA; Director, TransCommunity Bankshares Incorporated; Chairman, Bank of Louisa, N.A. (in organization).

Wallace L. Tingler. CPA. President and Chief Executive Officer, William A. Cooke, Inc., Louisa, VA; retired Partner, Tingler & Miller, LLP.

Elizabeth P. Wilson. Retired. Former Teacher, Louisa County, VA; Feature Writer, The Central Virginian, Louisa, VA.

H. Manning Woodward, III. Owner, Woodward Insurance Agency, Louisa, VA.

George D. Yancey. President & CEO-designate, Bank of Louisa, N.A., Louisa, VA.

Main Street Mortgage and Investment Corporation

On January 1, 2001, Bank of Powhatan acquired Main Street Mortgage and Investment Corporation ("Main Street"), a privately-owned mortgage banking company, which it operates as a wholly owned subsidiary. With its main office in western Henrico County, Main Street offers an array of residential and commercial mortgage products through a network of lenders and institutional investors. In addition to three offices in the Richmond area, Main Street also has offices in Abingdon, Danville, Lynchburg, Williamsburg and a newly established office in Virginia Beach, Virginia. Main Street also has mortgage loan officers on site in each of TransCommunity's subsidiary banks. Main Street has 47 full time employees. During 2003, Main Street originated mortgage loans of approximately $111 million and generated gross revenues of $2.2 million.

As a mortgage broker, Main Street earns its revenue primarily from fees from lenders for originating loans that meet certain underwriting criteria. It also originates conforming first deed of trust residential loans for sale in the secondary market, as well as second deed of trust loans, equity lines, and non-conforming residential and commercial real estate loans for sale to institutions and private investors. In 2003 Main Street also expanded its mortgage lending operations into the sub-prime market.

Market Areas of the Banks

TransCommunity's target markets include Powhatan County, Goochland County, and Louisa County, Virginia. These counties are located to the west and northwest of Richmond, Virginia and the commercial centers in these counties range from 15 to 50 miles from downtown Richmond. TransCommunity, with independent banks or banking offices now operating in all three counties, is well positioned geographically between the Richmond, Charlottesville, Lynchburg and Northern Virginia markets. Powhatan and Goochland will be even more closely connected with the opening of the western segments of Route 288 which spans the James River. As a result, Powhatan's close proximity to the West Creek commercial and industrial park development in Goochland County will be enhanced. In addition, Louisa County, which adjoins Goochland County, provides TransCommunity with a strategic doorway into Northern Virginia as much of the growth in Louisa is derived from that area.

Marketing

Management believes that the bank consolidation in recent years within Virginia provides a significant opportunity to build a successful, locally-oriented financial organization. Management of TransCommunity further believes that many of the larger financial institutions do not emphasize a high level of personalized service to the small and medium-sized commercial, professional or individual retail customers. TransCommunity intends to focus its marketing efforts on attracting small and medium-sized businesses and professionals, such as physicians, accountants and attorneys. Because TransCommunity intends to focus on businesses and professionals, management believes that the majority of its loan portfolio will be in the commercial area with an emphasis placed on originating sound, profitable, commercial and industrial loans secured by real estate, accounts receivable, inventory, property, plant and equipment.

Management intends to emphasize "relationship banking" in order that each customer will identify and establish a comfort level with bank officers who come to understand their customers' business and financial needs in depth. Management intends to develop its retail business with individuals who appreciate a higher level of personal service, contact with their lending officer and responsive decision-making. It is further expected that most of TransCommunity's business will be developed through the presidents and lending officers of the respective local banks as well as the local boards of directors and by pursuing an aggressive strategy of making calls on customers throughout the market area.

TransCommunity's recent introduction of asset management, trust banking, securities brokerage and insurance services is intended to complement the traditional banking services outlined above. These more sophisticated financial services are not available at many community banks because of the entry cost barriers. We feel the combination of our personal service with a full complement of financial services will develop a high number of profitable multi service customers within our banking network.

Competition

Banks generally compete with other financial institutions through the selection of banking products and services offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and the personal manner in which services are offered. Virginia law permits statewide branching by banks. Consequently, commercial banking in Virginia is highly competitive. Many large banking organizations, most of which are controlled by out-of-state holding companies, currently operate in the Richmond, Virginia metropolitan area, and at least one such organization operates offices in each of TransCommunity's targeted market areas. In addition, competition between commercial banks and thrift institutions (savings institutions and credit unions) has intensified significantly by the elimination of many previous distinctions between the various types of financial institutions and the expanded powers and increased activity of thrift institutions in areas of banking which previously had been the sole domain of commercial banks. Legislation enacted in recent years, together with other regulatory changes by the primary regulators of the various financial institutions, has resulted in the almost total elimination of practical distinctions between a commercial bank and a thrift institution. Consequently, competition among financial institutions of all types is largely unlimited with respect to legal ability and authority to provide most financial services. Furthermore, as a consequence of federal legislation, out-of-state banks not previously allowed to operate in Virginia are allowed to commence operations and compete in TransCommunity's targeted market areas. See "Government Supervision and Regulation--Interstate Banking and Branching."

Each of the Banks faces competition from other banks, as well as thrift institutions, consumer finance companies, insurance companies and other institutions in the Banks' respective market areas. Some of these competitors are not subject to the same degree of regulation and restriction imposed upon the Banks. Some of these competitors also have broader geographic markets and substantially greater resources and lending limits than the Banks and offer certain services that the Banks are not expected to provide in the near term. In addition, certain of these competitors have numerous branch offices located throughout the market area surrounding the market areas of the Banks that TransCommunity believes may provide these competitors with an advantage in geographic convenience that the Banks do not have at present. Such competitors may also be in a position to make more effective use of media advertising, support services, and electronic technology than can the Banks.

Government Supervision and Regulation

The following discussion sets forth some of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and provides some specific information relevant to TransCommunity and the Banks. Other laws and regulations that govern various aspects of the operations of banks and bank holding companies are not described herein, although violations of such laws and regulations could result in supervisory enforcement action against TransCommunity or a Bank. The regulatory framework is intended primarily for the protection of depositors and the Federal Deposit Insurance Funds and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. A change in applicable statutes, regulations or regulatory policy may have a material effect on TransCommunity and the Banks.

General

As a "financial holding company," TransCommunity is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA") and its examination and reporting requirements. Under the BHCA, a financial holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any additional bank, or merge, or consolidate with another bank holding company without the prior approval of the Federal Reserve Board.

The earnings of TransCommunity's subsidiaries, and therefore TransCommunity's earnings, are affected by general economic conditions, management policies and legislative and governmental actions of various regulatory authorities, including the Federal Reserve, the Comptroller of the Currency and the FDIC. In addition, federal law governs the activities in which the Banks may engage, the investments they may make, and limits the aggregate amount of loans that may be granted to one borrower to 15% of a bank's capital and surplus. Various consumer and compliance laws and regulations also affect the Banks' operations.

The OCC conducts regular examinations of each Bank, reviewing such matters as the adequacy of loan loss reserves, quality of loans and investments, management practices, compliance with laws, and other aspects of their operations. In addition to these regular examinations, each Bank must furnish the OCC with periodic reports containing a full and accurate statement of its affairs.

Payment of Dividends

TransCommunity is a legal entity separate and distinct from its Banks. For the near-term future, a significant portion of the revenues of TransCommunity will depend upon dividends or fees paid to TransCommunity by the Banks. Prior regulatory approval is required if the total of all dividends declared by a national bank in any calendar year will exceed the sum of that bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus.

Federal law also prohibits national banks from paying dividends that would be greater than the bank's undivided profits after deducting statutory bad debts in excess of the bank's allowance for loan losses. That means that each Bank must recover any start-up losses before it may pay a dividend to TransCommunity.

In addition, TransCommunity and its subsidiaries are subject to various general regulatory policies and requirements relating to the payment of dividends, including the requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank or bank holding company that the payment of dividends would be unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, TransCommunity is subject to state laws that limit the amount of dividends it can pay. TransCommunity expects that these laws, regulations or policies will materially impact the ability of the Banks and, therefore, TransCommunity to pay dividends in the early years of operations.

Borrowings

There are also various legal restrictions on the extent to which TransCommunity can borrow or otherwise obtain credit from its banking subsidiaries. In general, these restrictions require that any such extensions of credit must be secured by designated amounts of specified collateral and are limited, as to TransCommunity or non-bank subsidiaries, to 10% of the lending bank's capital stock and surplus, and as to TransCommunity and all non-bank subsidiaries in the aggregate, to 20% of such lending bank's capital stock and surplus.

Capital Adequacy

Under the risk-based capital requirements for bank holding companies, the minimum requirement for the ratio of capital to risk-weighed assets (including certain off-balance-sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is to be composed of common stockholders' equity, retained earnings, a limited amount of qualifying perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain intangibles ("tier 1 capital" and together with tier 2 capital "total capital"). The remainder of total capital may consist of mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock and loan loss allowance ("tier 2 capital").

In addition, the Federal Reserve Board has established minimum leverage capital ratio guidelines for bank holding companies. These requirements provide for a minimum leverage ratio of tier 1 capital to adjusted average quarterly assets less certain amounts ("leverage ratio") equal to 3% for bank holding companies that are rated a composite "1" and 4% for all other bank holding companies that meet certain criteria, including having the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of at least 4%. The guidelines also provide that bank holding companies experiencing significant growth or that have supervisory, financial, operation or managerial weakness, will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The risk-based capital standards of the OCC and the Federal Reserve explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a bank's capital adequacy. OCC and the Federal Reserve also have recently issued additional capital guidelines for bank holding companies that engage in certain trading activities. Furthermore, the guidelines indicate that the Federal Reserve will continue to consider a "tangible tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

The Company's consolidated actual and required capital amounts and ratios for the year ended December 31, 2003 are shown in Note 18 of the Notes to TransCommunity's financial statements included herein.

Support of Subsidiary Banks

Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's stockholders, pro rata, and to the extent necessary, if any such assessment is not paid by any stockholder after three months' notice, to sell the stock of such stockholder to make good the deficiency. Under Federal Reserve policy, TransCommunity is expected to act as a source of financial strength to each of TransCommunity's subsidiary banks and to commit resources to support such institutions in circumstances where it might otherwise choose not to do so absent this policy.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of its subsidiary banks. In event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority payment.

Prompt Corrective Action

The FDIA, among other things, requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various relevant facts, as established by regulation.

Federal regulatory authorities have adopted regulations establishing relevant capital measures and relevant capital levels applicable to FDIC-insured banks. The relevant capital measures are the total capital ratio, the tier 1 capital ratio and the leverage ratio. Under the regulations, an FDIC-insured bank will be: (i) "well capitalized" if it has a total capital ratio of 10% or greater, a tier 1 capital ratio of 6% or greater and a leverage ratio of 5% or greater and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total ratio of 8% or greater, a tier 1 capital ratio of 4% or greater and a leverage ratio of 4% or greater (3% in certain circumstances); (iii) "undercapitalized" if it has a total capital ratio of less than 8%, a tier 1 capital ratio of less than 4% or a leverage ratio of less than 4% (3% in certain circumstances); (iv) "significantly undercapitalized" if it has a total capital ratio of less than 6%, a tier 1 capital ratio of less than 3% or a leverage ratio of less than 3%; and (v) "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters.

The FDIC generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be "undercapitalized." "Undercapitalized" depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5% of the depository institution's total assets at the time it became "undercapitalized", and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized".

"Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator. A bank that is not "well capitalized" is subject to certain limitations relating to so-called "brokered" deposits.

In addition to requiring undercapitalized institutions to submit a capital restoration plan, federal banking regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the FDIC's enforcement powers become more extensive. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has not tangible capital.

FDIC Insurance

The deposits of Bank of Powhatan and Bank of Goochland are insured by the FDIC up to the limits set forth under applicable law. The deposits of Bank of Powhatan and Bank of Goochland are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC. When organized, the Bank of Louisa will be subject to the same assessments. The FDIC uses a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. Depository institutions insured by the BIF that are "well capitalized", are required to pay only the statutory minimum assessment of $2,000 annually for deposit insurance, while all other banks are required to pay premiums ranging from .00% to .27% of domestic deposits. These rate schedules are subject to future adjustments by the FDIC.

An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor).

An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

FDIA requires a system of risk-based assessments under which banks that pose a greater risk of loss to the FDIC will be required to pay a higher insurance assessment. The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. The FDIC also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of Bank of Powhatan's or Bank of Goochland's deposit insurance.

Depositor Preference Statute

Under federal law, deposits and certain federal claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including claims arising out of federal funds transactions and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

Interstate Banking and Branching Legislation

The Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA"), authorized interstate acquisitions of banks and bank holding companies without geographic limitation beginning one year after enactment. In addition, it authorized, beginning June 1, 1997, a bank to merge with a bank in another state as long as neither of the states opted out of interstate branching between the date of enactment of the IBBEA and May 31, 1997. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable Federal or state law. Virginia enacted early "opt in" laws, permitting interstate bank merger transactions.

Financial Modernization Act of 1999

The Gramm-Leach-Bliley Financial Modernization Act of 1999 ("GLBA") was enacted on November 12, 1999, and became effective March 11, 2000. The GLBA enables bank holding companies to acquire insurance companies and securities firms and effectively repeals depression-era laws that prohibited the affiliation of banks and other financial services entities under a single holding company.

Bank holding companies and other types of financial services entities may elect to become financial holding companies under the new law. Financial holding companies are permitted to engage in activities considered financial in nature, as defined in GLBA, and may engage in a substantially broader range of activities than bank holding companies or banks. The GLBA enables financial holding companies to offer virtually any type of financial service, or services incident to financial services, including banking, securities underwriting, insurance underwriting and making merchant banking investments in commercial and financial companies. The new financial services authorized by the GLBA also may be engaged in by a "financial subsidiary" of a national or state bank, with the exception of insurance or annuity underwriting, insurance company portfolio investments, real estate investment and development, and merchant banking, all of which must be conducted under the financial holding company. In addition, the GLBA allows insurers and other financial services companies to acquire banks; removes various restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance an securities operations.

To become a financial holding company, a bank holding company must provide notice to the Federal Reserve Board of its desire to become a financial holding company, and certify to the Federal Reserve Board that each of its bank subsidiaries is "well-capitalized," "well-managed" and has at least a "satisfactory" rating under the CRA.

The GLBA establishes a system of functional regulation, under which the Federal Reserve Board will regulate the banking activities of financial holding companies and other federal regulators will regulate banks' financial subsidiaries. The Securities and Exchange Commission (the "Commission") will regulate securities activities of financial holding companies and state insurance regulators will regulate their business activities. The GLBA also provides new protections against the transfer and use by financial institutions of consumers' non-public, personal information.

The GLBA also modifies other current financial laws, including laws related to financial privacy and community reinvestment. The new financial privacy provisions generally prohibit financial institutions, including TransCommunity, from disclosing nonpublic personal financial information to nonaffiliated third persons unless customers have the opportunity to "opt out" of the disclosure.

Enforcement Powers

The federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject TransCommunity or the Banks, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan.

Community Reinvestment

The requirements of the Community Reinvestment Act ("CRA") are applicable to the Banks. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed by federal banking agencies in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or thrift or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

Consumer Laws and Regulations

In addition to the laws and regulations discussed herein, the Banks are also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act and the GLBA, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans to or engaging in other types of transactions with such customers.

Other Safety and Soundness Regulations

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by Federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution becomes in danger of default or is in default. For example, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the BIF as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the Bank Insurance Fund ("BIF"). The FDIC's claim for reimbursement is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

Federal regulatory authorities also have broad enforcement powers over TransCommunity and the Banks, including the power to impose fines and other civil and criminal penalties, and to appoint a receiver in order to conserve the assets of any such institution for the benefit of depositors and other creditors.

Economic and Monetary Policies

The operations of TransCommunity are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Sarbanes-Oxley Act of 2002

TransCommunity is subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), including the filing of annual, quarterly and other reports with the Securities and Exchange Commission (the "SEC"). As an Exchange Act reporting company, TransCommunity is directly affected by the recently enacted Sarbanes-Oxley Act of 2002 ("SOX"), which is aimed at improving corporate governance and reporting procedures. TransCommunity is already complying with applicable new SEC and other rules and regulations implemented pursuant to the SOX and intends to comply with any applicable rules and regulations implemented in the future. Because the stock of TransCommunity is not listed on any national securities exchange or quoted on the NASDAQ Market System, certain provisions of SOX, and the regulations adopted or to be adopted thereunder, do not currently apply to TransCommunity.

Employees

At December 31, 2003, TransCommunity had 100 full-time equivalent employees, including 18 at Bank of Powhatan, 10 at Bank of Goochland, 47 at Main Street and 11 at the holding company headquarters. At December 31, 2002, TransCommunity had 52 full-time equivalent employees, including 12 at Bank of Powhatan, 24 at Main Street and six at TransCommunity. The number of new employees hired during 2004 will depend on the continued growth in operations of our Bank subsidiaries and newly opened financial services subsidiaries..

Executive Officers of the Registrant

Name (Age)	Business Experience Past Five Years
William C. Wiley (58)	Chairman of the Board and Chief Executive Officer of TransCommunity, since March 2001; Chairman, Bank of Powhatan, Powhatan, Virginia, March 2000-December 2002.
Bruce B. Nolte (57)	President and Chief Operating Officer of TransCommunity since June 2001; President of TransCommunity from May - June 2001; Executive Vice President and General Counsel of First Horizon Strategic Alliances, Inc., a subsidiary of First Tennessee Bank, N.A., from July 1995 to May 2001.
Thomas M. Crowder (48)	Chief Financial Officer of TransCommunity since February 1, 2003; Executive Vice President, Guilford Company (investment management), Richmond, Virginia, from March 1989 to February 2003.

Item 2. Description of Property

TransCommunity's headquarters are located in approximately 14,000 square feet of leased space at 4235 Innslake Drive, Glen Allen, Virginia. This new office space was leased in September 2003 and the offices were occupied December 23, 2003. The lease is for 10 years with abatement of rent on 4,000 square feet for one year from the occupancy date.

The Bank of Powhatan is located at 2320 Anderson Highway, Powhatan, Virginia. The Bank's building, which is of new construction, is a two-story brick structure, containing approximately 6,000 square feet. It has four teller stations, three drive-through windows and a drive-up ATM and night depository. The Bank owns this property.

In July, 2003, Bank of Powhatan established a branch office in Louisa County located at 105 West Main Street, Town of Louisa, Virginia. This 1000 square foot facility is leased from the chairman of the organizing board of directors of the proposed Bank of Louisa,. The initial term of the lease is for 12 months with no monthly rent for the first 12 months, and $1000 per month thereafter. Pursuant to this lease agreement, TransCommunity made certain improvements to the interior and exterior of the leased premises, including the addition of an ATM and night depository facility. It is anticipated that the obligations under this lease will be assumed by the Bank of Louisa, N.A. following receipt by the bank of its separate national banking charter in the second quarter of 2004.

The Bank of Goochland is located at 100 Broad Street Road, Manakin-Sabot, Virginia. The Bank's main office building, which is of new construction, is a two story brick structure containing approximately 9,500 square feet. It has five teller stations, two drive-through windows and a drive-up ATM and a night depository. The Bank owns this property.

The Bank of Goochland also operates a branch office in a leased facility located at Goochland Courthouse, containing approximately 1,400 square feet. The term of this lease is five years.

Main Street Mortgage leases approximately 3,100 square feet of office space at a modern office building at the intersection of Parham and Three Chopt Roads in western Henrico County and now also occupies 2,800 square feet of leased office space previously occupied by TransCommunity located 9025 Forest Hill Avenue Richmond, Virginia. Main Street also leases office space for its branch offices located in Abingdon, Danville, Lynchburg, Williamsburg and Virginia Beach, Virginia..

In 2002, TransCommunity purchased a two acre parcel in the Town of Louisa as a site for the Bank of Louisa for $200,000. The trustee of the trust that sold this property to TransCommunity is a member of the organizing board of directors of the Bank of Louisa. In connection with this purchase TransCommunity's board received two independent appraisals regarding the parcel, and believes that the terms of the purchase are equal to or better than the terms that might be available for similar property purchased from an unrelated third party. In connection with this purchase, the seller financed $198,000 at an interest rate of 4.75% with principal and interest due on November 1, 2003. On November 14, 2003, the parties extended the term of this note for one additional year at an interest rate of 6%. It is anticipated that this obligation will be assumed by the Bank of Louisa, N.A., following receipt by that bank of its national banking charter.

Item 3. Legal Proceedings

In the ordinary course of operations, TransCommunity and subsidiaries expect to be parties to various legal proceedings. At present, there are no pending or threatened proceedings against TransCommunity or any subsidiary which, if determined adversely, would have a material effect on the business, results of operations, or financial position of TransCommunity or any subsidiary.

Item 4. Submission of Matters to a Vote of Security Holders

During the quarter ended December 31, 2003, no matters were submitted for a vote of security holders.

PART II

Item 5. Market for Common Equity and Related Stockholders Matters

(a) Presently, there is no active public trading market for TransCommunity's common stock. TransCommunity is aware of infrequent trades of its stock privately or in the over-the-counter market. TransCommunity's transfer agent is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572.

(b) On March 15, 2004, TransCommunity had approximately 2,800 shareholders.

(c) TransCommunity has not declared or distributed any cash dividends to its shareholders, and it is not likely that any cash dividends will be declared for several years. The Board of Directors of TransCommunity intends to follow a policy of retaining any earnings to provide funds to operate and expand the business of TransCommunity and its subsidiaries for the foreseeable future. The future dividend policy of TransCommunity is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements and general business conditions. TransCommunity's ability to distribute cash dividends will depend substantially upon the Banks' abilities to pay dividends to TransCommunity. As national banks, the Banks will be subject to legal limitations on the amount of dividends each is permitted to pay. Furthermore, neither the Banks nor TransCommunity may declare or pay a cash dividend on their capital stock if they are insolvent or if the payment of the dividend would render them insolvent or unable to pay their obligations as they become due in the ordinary course of business. See "Government Supervision and Regulation—Payment of Dividends."

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

The following discussion is qualified in its entirety by the more detailed information and the financial statements and accompanying notes appearing elsewhere in this Form 10-K. In addition to the historical information contained herein, this report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of TransCommunity Bankshares, Inc. and its subsidiaries, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "may," "will," or similar expressions. Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and actual results, performance or achievements could differ materially from those contemplated. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: interest rates, general economic conditions, the legislative/regulatory climate, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein and you should not place undue reliance on such statements, which reflect our position as of the date of this report.

Overview

The following is management's discussion and analysis of the financial condition and results of operations of TransCommunity as of and for the years ended December 31, 2003 and 2002. This discussion should be read in conjunction with the Company's consolidated financial statements and accompanying notes.

TransCommunity Bankshares Incorporated

TransCommunity Bankshares Incorporated ("TransCommunity" or the "Company") is a community bank holding company headquartered in Glen Allen, Virginia. The Company was organized as a Virginia corporation in March 2001, and became a bank holding company effective August 15, 2001. Effective February 25, 2004, TransCommunity became a financial holding company pursuant to the Graham-Leach Bliley amendments to the Bank Holding Company Act. TransCommunity operates a community banking business through its two national bank subsidiaries, Bank of Powhatan, N.A. ("Bank of Powhatan") and Bank of Goochland, N.A. ("Bank of Goochland"). TransCommunity became the holding company for Bank of Powhatan on August 15, 2001, through a statutory share exchange transaction. Bank of Goochland, with two offices in Goochland County, opened for business on November 25, 2002. The consolidated financial statements of TransCommunity appearing elsewhere in this Form 10-KSB include the operations of the Bank of Goochland and the Bank of Powhatan, plus the newly-opened Louisa branch office of the Bank of Powhatan from July 14, 2003 through December 31, 2003. At December 31, 2003, TransCommunity had, on a consolidated basis, total assets of $99.7 million, total deposits of $82.7 million, total loans of $66.1 million, and total stockholders' equity of $14.9 million.

Bank of Powhatan and Main Street Mortgage and Investment Corporation

Bank of Powhatan was organized as a national bank in 1998 and commenced its general banking operation on March 20, 2000. On August 15, 2001, Bank of Powhatan became a wholly owned subsidiary of TransCommunity through a statutory share exchange transaction. For the years 2003 and 2002, Bank of Powhatan earned net income of $270,010 and $315,179, respectively. The Bank had total deposits of $53.8 million and loans of $44.2 million at December 31, 2003. The earnings of the Bank of Powhatan for the year 2003 were adversely impacted by losses of $282,000 associated with the start up of the branch office in Louisa County. This office opened for business on July 14, 2003. Upon completion of the organization of Bank of Louisa, N.A. ("Bank of Louisa"), this branch will become the main office of Bank of Louisa. This transaction is expected to be completed during the second quarter of 2004. For the period between July 14, 2003 and December 31, 2003, the Louisa branch office had been able to generate deposits of $5,696,146 and loans of $1,119,426. The financial results for the Louisa branch are incorporated into the results for the Bank of Powhatan.

On January 1, 2001, the Bank acquired Main Street Mortgage and Investment Corporation ("Main Street Mortgage"), a mortgage banking company, as a wholly owned subsidiary. During 2003, Main Street Mortgage originated approximately $111 million in mortgage loans, an increase of $23 million over 2002. For 2003, Main Street Mortgage incurred operating losses in the amount of $62,528, as compared with operating losses incurred of $22,208 for 2002. During 2003, gross fees from originations of real estate mortgage transactions increased 63.5% to $1,905,529, compared with $1,165,140 for 2002, and other income, which includes processing and referral fees, [illegible] increased 30.0% to $245,473 from $188,780 for 2002. The financial results for Main Street Mortgage are incorporated into the results for Bank of Powhatan.

Selected consolidated financial information regarding Bank of Powhatan follows:

Type	(In Thousands) December 31, 2003	2002
Loans	$ 44,228	$ 36,110
Investments	9,764	1,199
Deposits	53,773	34,111
Capital	6,446	6,185

Bank of Powhatan's consolidated income as a percentage of year-end assets and equity is as follows:

	Year Ended December 31, 2003	2002
Return on Assets (ROA)	.44 %	.73 %
Return on Equity (ROE)	4.19 %	5.10 %

Bank of Goochland

Bank of Goochland was organized as a national bank in 2002 and commenced its general banking operations on November 25, 2002. During the year ended December 31, 2003, Bank of Goochland had a net loss of $736,409, as compared with a net loss of $460,822 for the period from November 25 (commencement of operations) through December 31, 2002. At December 31, 2003, Bank of Goochland had deposits of $31,458,801 and loans of $21,891,659.

Selected financial information regarding Bank of Goochland at December 31, 2003 follows:

	(In Thousands) December 31,	
Type	2003	2002
Loans	$ 21,892	$ 545
Investments	9,989	2,999
Deposits	31,459	2,960
Capital	4,003	4,739

Bank of Goochland's loss as a percentage of year-end assets and equity is as follows:

	Year Ended December 31,	
	2003	2002
Return on Assets (ROA)	(2.07) %	(5.93) %
Return on Equity (ROE)	(18.40) %	(9.72) %

Critical Accounting Policies

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. Our single most critical accounting policy relates to our allowance for loan losses, which reflects the estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our borrowers were to deteriorate, resulting in an impairment of their ability to make payments, our estimates would be updated, and additional allowances might be required. For further discussion of the estimates used in determining the allowance for loan losses, we refer you to the discussion on "Provision for Loan Losses" below.

Results of Operations and Financial Condition

Consolidated

Net Loss/Income

For the years ended December 31, 2003 and 2002, TransCommunity incurred net losses of $2,237,495 and $1,196,653, respectively. Of the net losses for 2003 and 2002, $1,807,196 and $1,065,529, respectively, represented organizational and start up expenses of TransCommunity. Bank of Powhatan had consolidated net income of $270,010 for the year ended December 2003, including operating losses of $62,528 for Main Street. Additionally, the net losses incurred by TransCommunity in 2003 included $736,409 in losses incurred by Bank of Goochland. Schedule I presents selected consolidated financial data for TransCommunity for 2003 and 2002.

Net Interest Margin

TransCommunity's net interest margin was 4.16% for the year 2003, compared with 4.43% for the year 2002. The loan portfolio grew 78.14% from the amount at December 31, 2002. Deposits increased 125.20% for the same period. The net interest margin for the year ended December 31, 2003, compares favorably with other commercial banks in our market area. As the amount of interest bearing deposits increases in relationship to interest free capital, our net interest margin will likely decrease.

The consolidated net interest margin analysis and average balance sheets are shown in Schedule II and the effect of rate-volume change on net interest income is shown in Schedule III.

Provision for Loan Losses

TransCommunity's consolidated provision for loan losses in 2003 was $385,595, resulting in a total allowance for loan losses at December 31, 2003 of $842,819 (1.27% of total loans). In comparison, the provision for loan losses was $227,200 in 2002, resulting in an allowance for loan losses at December 31, 2002 of $462,200 (1.25% of total loans). The 71.04% increase in the consolidated provision for loan losses, and the 82.35% increase in the consolidated allowance for loan losses were the result of the continued growth of the loan portfolios at TransCommunity's subsidiary banks. The allowance for loan losses is evaluated on a regular basis by management. Such evaluation is based upon management's periodic review of the collectibility of loans, industry historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. The allowance is calculated using risk factors depending on the type of borrower and whether a loan is secured or unsecured. Commercial loans secured by real estate and secured consumer loans are assigned a risk factor of 1%. Other commercial loans and unsecured consumer loans are assigned a risk factor of 2%. In addition, an allowance is established for problem loans individually or by grouping. The methodology used by TransCommunity's subsidiary banks to calculate the provision for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Management has not identified any material potential problem loans as of December 31, 2003. As TransCommunity's subsidiary banks mature, this evaluation methodology will be adjusted to reflect actual experience.

Noninterest Income

Noninterest income increased from $1,506,565 for 2002 to $2,433,452 for 2003. The increase is due to an increase in commissions and other income received by Main Street of 37.05% and an increase in fees received by the Banks of 85.05%. During 2003 and 2002, Main Street originated loans of approximately $111 million and $83 million, respectively. The increase in service charges and fees received by the Banks is consistent with their growth in deposits. Noninterest income as a percentage of average assets for 2003 and 2002 was 3.22% and 3.83%, respectively.

Noninterest Expense

Noninterest expense increased from $4,024,262 for 2002 to $7,116,563 for 2003. The increase in noninterest expense during 2003 resulted in significant part from the addition of 48 new employees. These additional employees were necessary to support the opening of the main headquarters of the Bank of Goochland, the establishment of the Bank of Powhatan branch office in Louisa County, as well as to support the continued growth of Bank of Powhatan, Bank of Goochland and Main Street Mortgage . The expenses of Main Street Mortgage are mostly salaries and commissions related to the origination of mortgage loans. The expenses of the holding company headquarters relate mainly to start up costs of the holding company, and the costs associated with the establishment of Bank of Goochland and the proposed Bank of Louisa. Overall, noninterest expense as a percentage of average assets decreased from 10.22% in 2002 to 9.41% in 2003.

Income Taxes

No income tax benefit has been recorded since, at this time, there is insufficient evidence to conclude that TransCommunity will produce taxable income in the future which can be offset by loss carryforwards from the current period.

Investment Portfolio

Total investment securities of TransCommunity increased from $4,198,980 at December 31, 2002 to $19,753,470 at December 31, 2003. The Company invests in U. S. Agency securities in order to maintain a high level of earning assets, provide liquidity and to secure public deposits. Management strives to structure the maturities of investments to meet projected liquidity needs, manage interest rate sensitivity and maximize earnings. Schedules showing the book value, maturities and weighted average interest rates of the investment portfolio are shown in Note 4 to the Company's consolidated financial statements.

Loans

Total loans increased $29,002,743 during 2003 to $66,119,683 at December 31, 2003.

Loans by type are shown in the following schedule:

Type	(In Thousands) December 31, 2003	2002
Commercial, financial, and agricultural	$ 28,095	$ 15,653
Real estate -construction	16,187	6,379
Real estate -mortgage	13,357	8,320
Installment loans to individuals	8,481	6,765
Total loans	$ 66,120	$ 37,117

Concentration of Credit Risk

TransCommunity has a concentration of loans to borrowers involved in construction and land development. Loans to these borrowers amounted to approximately 24% of the total loan portfolio at December 31, 2003.

Non-accrual, Past Due and Restructured Loans

At December 31, 2003, TransCommunity did not have any loans classified as restructured or past due more than 90 days. Loans in the amount of $1,198 were in a nonaccrual status as of December 31, 2003. Loans are placed in a non-accrual status when, in the opinion of management, the accrued interest income will not be collected.

Allocation for the Allowance for Loan Losses

The following table shows the allocation for the allowance for loan losses at:

Balance at the end of each period Applicable to	December 31, 2003 Amount	Percent of loans in each category to total loans	December 31, 2002 Amount	Percent of loans in each category to total loans
Loans:				
Commercial	$ 438,265	43%	$ 239,134	43%
Real estate - construction	202,276	24%	78,574	17%
Real estate - mortgage	109,566	20%	76,794	22%
Installment	92,712	13%	71,698	18%
Total Allowance for Loan Losses	$ 842,819	100%	$ 462,200	100%

Premises and Equipment

Premises and equipment increased from $2,649,838 at December 31, 2002 to $5,756,547 at December 31, 2003.

On February 14, 2003, TransCommunity purchased from an unrelated third-party for $850,000, approximately two acres, located at the intersection of U.S. Route 250 and State Route 621 in the Centerville area of Goochland County, as a permanent main office location for Bank of Goochland. Subsequently, TransCommunity transferred this property to Bank of Goochland. The office was completed and opened for business on October 20, 2003. Total construction costs incurred through December 31, 2003 were $1,646,274.

In 2002, TransCommunity purchased for $200,000 a two acre parcel in the Town of Louisa, Virginia as a site for the proposed Bank of Louisa. In connection with this transaction, the seller financed $198,000 at an interest rate of 4.75% with principal and interest due on November 1, 2003. On November 14, 2003, the parties agreed to extend the term of this note for one year at an interest rate of 6%. It is anticipated that this obligation will be assumed by the Bank of Louisa following receipt by that bank of its separate national banking charter expected in the second quarter of 2004.

Construction in progress at December 31, 2003 includes architectural and engineering costs of $111,936 associated with the development of plans for the construction of the proposed main office location for Bank of Louisa.

Deposits

TransCommunity's deposits increased $45.9 million during 2003 to $82.7 million at December 31, 2003. A schedule of deposits by type is shown in the Company's consolidated statements of financial condition. Time deposits of $100,000 or more equaled 24.17% of total time deposits at December 31, 2003.

Capital

TransCommunity's capital as a percentage of total assets was 15% at December 31, 2003, and 24% at December 31, 2002, which significantly exceeded regulatory requirements at both dates.

Liquidity and Interest Sensitivity

At December 31, 2003, TransCommunity had liquid assets of approximately $10.4 million in the form of cash, federal funds sold and available-for-sale investments. Management believed that liquid assets were adequate at December 31, 2003. Management anticipates that additional liquidity will be provided by the growth in deposit accounts and loan repayments. TransCommunity's bank subsidiaries, Bank of Powhatan and Bank of Goochland, also have the ability to purchase federal funds and borrow from the Federal Reserve Bank, if necessary. As described in Note 9 to the Company's Consolidated Financial Statements, TransCommunity has established a secured line of credit of $1,250,000 to use for working capital of which $250,000 was available at December 31, 2003. Management is not aware of any trends, events or uncertainties that are reasonably likely to have a material impact on the TransCommunity's short term or long term liquidity. Bank premises and equipment in the near future will be purchased using liquid assets.

At December 31, 2003, TransCommunity had a negative cumulative Gap Rate Sensitivity Ratio of 7.42% for the one year repricing period. This generally indicates that earnings would improve in a declining interest rate environment as liabilities reprice more quickly than assets. Conversely, earnings would probably decrease in periods during which interest rates are increasing. Management constantly monitors the interest rate risk and believes that the current position is an acceptable risk for a growing community bank.

Schedule IV contains an interest sensitivity analysis, which shows the repricing opportunities of earning assets and interest bearing liabilities. The analysis is based on contractual terms and does not consider customer responses to changing interest rates.

There are no off-balance-sheet items that should impair future liquidity.

Future Prospects

TransCommunity's strategy is to grow principally through the establishment of *de novo* banks in relatively under-banked communities experiencing faster-than-average growth. Newly-chartered banking institutions normally experience losses during their early years of operation, as it takes time to build a loan portfolio generating sufficient interest income to offset operating costs.

Our first bank, Bank of Powhatan, experienced losses during 2000 and 2001, although its deposit base and loan portfolio grew rapidly during this period. During 2002, in its eighth quarter of operation, Bank of Powhatan began to generate an operating profit, and that trend continued throughout the remainder of 2002, as shown in the chart below:

2002	Bank of Powhatan - Net (Loss) Income
Quarter ended March 31	$(31,645)
Quarter ended June 30	55,480
Quarter ended September 30	140,485
Quarter ended December 31	150,859
Year Ended December 31	$315,179

2003	Bank of Powhatan - Net (Loss) Income
Quarter ended March 31	$210,066
Quarter ended June 30	196,165
Quarter ended September 30	(54,726)
Quarter ended December 31	(81,497)
Year Ended December 31	$270,010

Net Income in the third and fourth quarters of 2003 declined due to expenses associated with opening a branch office in Louisa County, Virginia and losses incurred in its subsidiary, Main Street Mortgage. Losses in Main Street Mortgage were attributable to the establishment of new branch offices in Abington, Danville, Williamsburg, Virginia Beach and two additional offices in Richmond. Main Street was also negatively impacted by significant power and business interruption as a result of Hurricane Isabel which impacted Main Street Mortgage's operations from September 2003, through year-end. Main Street Mortgage's net loss for 2003 was $62,528 and the net loss for the Louisa branch of Bank of Powhatan was $282,066.

Management anticipates that Bank of Powhatan will experience continued growth in 2004, and that by year-end Bank of Powhatan will be positioned to pay a dividend to TransCommunity.

Likewise, we anticipate that our newest bank subsidiary, Bank of Goochland, as well as future *de novo* banks we may establish (including Bank of Louisa), will initially experience operating losses as they establish their customer base, but that each institution will reach profitability as they execute TransCommunity's community banking strategy and take advantage of the operational cost savings afforded by using TransCommunity's common operating platform. Additionally, TransCommunity's new Financial Services division, offering asset management, trust banking, securities brokerage and insurance will begin generating revenues during 2004, and expects to contribute to TransCommunity's profitability in the years ahead.. Nevertheless, it may be several years before TransCommunity will be able to show a profit on a consolidated basis.

Parent Company Only

During the years ended December 31, 2003 and 2002, TransCommunity incurred operating expenses of $1,807,196 and $1,065,529, respectively. A list of those expenses by type is shown in the statement of operations for TransCommunity included in Note 26 to the Company's consolidated financial statements.

SCHEDULE I

TRANSCOMMUNITY BANKSHARES INCORPORATED

The following table provides consolidated data for TransCommunity for the years ended December 31, 2003 and 2002:

Income Statement Data:	2003	2002
	(In thousands, except ratios and per share amounts)	
Net interest income	$ 2,831	$ 1,548
Provision for loan losses	386	227
Noninterest income	2,433	1,507
Noninterest expenses	7,117	4,024
Income tax expense	0	0
Net loss	(2,237)	(1,197)
Per Share Data:		
Net loss	(1.19)	(1.05)
Cash dividends	N/A	N/A
Book value	7.29	7.77
Average shares outstanding	1,887,458	1,143,262
Balance Sheet Data:		
Assets	99,924	51,123
Loans, net of unearned income and allowance for loan losses	65,277	36,655
Total investment securities	19,753	4,198
Deposits	82,675	36,712
Stockholders' equity	14,901	12,471
Operating Ratios:		
Net loss on average assets	(2.96) %	(3.04) %
Net loss on average equity	(16.22) %	(14.06) %
Dividend payout ratio	N/A	N/A
Capital Ratios:		
Bank Only		
Leverage	20%	30%
Risk-based:		
Tier 1 capital	21%	46%
Total capital	22%	47%
Consolidated		
Total equity to total assets	15%	24%
Average equity to average assets	18%	26%

TRANSCOMMUNITY BANKSHARES INCORPORATED
NET INTEREST MARGIN ANALYSIS
AVERAGE BALANCE SHEET
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003			2002		
	Average Balance Sheet	Interest Income or Expense	Average Rates Earned or Paid	Average Balance Sheet	Interest Income or Expense	Average Rates Earned or Paid
Assets:						
Loans (including fees)	$ 50,313,503	$ 3,728,989	7.41%	$ 28,913,455	$ 2,077,370	7.18%
Federal funds sold	10,207,996	104,297	1.02%	847,712	12,202	1.44%
Investments	7,509,310	157,612	2.10%	5,181,459	215,689	4.16%
Total Earning Assets	68,030,809	3,990,898	5.87%	34,942,626	2,305,261	6.60%
Allowance for loan losses	(610,945)			(355,722)		
Non-earning assets	8,191,331			4,771,473		
Total Assets	$ 75,611,195			$ 39,358,377		
Liabilities and Stockholders' Equity:						
Deposits:						
Demand: Interest-bearing	$ 12,334,099	$ 89,175	.72%	$ 5,542,580	$ 90,421	1.63%
Savings deposits	4,281,632	48,203	1.13%	2,262,494	41,590	1.84%
Other time deposits	35,872,497	1,003,718	2.80%	16,497,351	587,222	3.56%
Total Deposits	52,488,228	1,141,096	2.17%	24,302,425	719,233	2.96%
Other borrowed funds	451,940	18,591	4.11%	1,485,184	37,784	2.54%
Total interest-bearing liabilities	52,940,168	1,159,687	2.19%	25,787,609	757,017	2.94%
Noninterest-bearing deposits	8,619,143			4,842,353		
Other liabilities	257,574			219,305		
Total Liabilities	61,816,885			30,849,267		
Stockholders' equity	13,794,310			8,509,110		
Total Liabilities and Stockholders' equity	$ 75,611,195			$ 39,358,377		
Net Interest Earnings		$ 2,831,211			$ 1,548,244	
Net Yield on Interest-Earning Assets			4.16%			4.43%

TRANSCOMMUNITY BANKSHARES INCORPORATED
EFFECT OF RATE-VOLUME CHANGE ON NET INTEREST INCOME
(In thousands of dollars)

	2003 Compared to 2002 Increase (Decrease)		
	Volume	Rate	Total
Interest Income			
Assets:			
Loans (including fees)	$ 1,536,523	$ 115,096	$ 1,651,619
Federal funds sold	134,788	(42,693)	92,095
Investments	96,839	(154,916)	(58,077)
Total earning assets	1,768,150	(82,513)	1,685,637
Interest Expense			
Demand deposits	110,702	(111,948)	(1,246)
Savings	37,152	(30,539)	6,613
Time Deposits	689,755	(273,259)	416,496
Total deposits	837,609	(415,746)	421,863
Other borrowed funds	(35,027)	15,834	(19,193)
Total interest-bearing liabilities	802,582	(399,912)	402,670
Net Interest Earnings	$ 965,568	$ 317,399	$ 1,282,967

	2002 Compared to 2001 Increase (Decrease)		
	Volume	Rate	Total
Interest Income			
Assets:			
Loans (including fees)	$ 2,094,471	$ (892,408)	$ 1,202,063
Federal funds sold	(80,107)	(21,131)	(101,238)
Investments	(77,130)	(95,956)	(173,086)
Total earning assets	1,937,234	(1,009,495)	927,739
Interest Expense			
Demand deposits	79,910	(53,083)	26,827
Savings	39,807	(20,420)	19,487
Time Deposits	390,818	(311,630)	79,188
Total deposits	510,635	(385,133)	125,502
Other borrowed funds	118,182	(89,942)	28,240
Total interest-bearing liabilities	628,817	(475,075)	153,742
Net Interest Earnings	$ 1,308,417	$ (534,420)	$ 773,997

Note: Volume changes have been determined by multiplying the prior years' average rate by the change in average balances outstanding. The rate change is the difference between the total change and the volume change.

SCHEDULE IV

TRANSCOMMUNITY BANKSHARES INCORPORATED
INTEREST SENSITIVITY ANALYSIS

	Less than 1 Year	1 to 5 Years	Over 5 Years	Total
Uses of Funds:				
Loans:				
Commercial and real estate - construction	$ 11,682,826	$ 12,173,465	$ 3,929,889	$ 27,786,180
Real estate - mortgage	19,403,851	7,992,023	4,657,502	32,053,376
Installment	3,242,994	2,798,740	238,392	6,280,126
Total Loans	34,329,671	22,964,228	8,825,783	66,119,682
Federal funds sold	186,000			186,000
Investment securities at cost	12,489,180	1,999,845	2,950,000	17,439,025
Investment securities at fair value		1,919,950	394,495	2,314,445
Total	$ 47,004,851	$ 26,884,023	$ 12,170,278	$ 86,059,152
Sources of Funds:				
Demand Deposits				
Interest bearing	$ 15,528,664	$	$	$ 15,528,664
Savings accounts	5,826,145			5,826,145
Time Deposits:				
Under $100,000	16,523,251	12,864,606		29,387,857
Over $100,000	13,811,360	6,171,940		19,983,300
Total Deposits	51,689,420	19,036,546		70,725,966
Federal Funds Purchased	501,000			501,000
Borrowings	1,198,000			1,198,000
Total	$ 53,388,420	$ 19,036,546	$	$ 72,424,966
Discrete Gap	(6,383,569)	7,847,477	12,170,278	13,634,186
Cumulative Gap	(6,383,569)	1,463,908	13,634,186	
Ratio of Cumulative Gap to Total Earning Assets	(7.42) %	1.70%	15.84%	

SCHEDULE V

LOANS MATURING AFTER ONE YEAR

	Fixed Interest Rates	Variable Interest Rates	Total
Loans maturing after one year:			
Commercial and real estate construction	$ 10,744,474	$ 8,885,456	$ 19,629,930

Item 7. Financial Statements

Financial statements are attached as Appendix A.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 8a. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As a result of the enactment of the Sarbanes-Oxley Act of 2002, issuers such as TransCommunity that file periodic reports under the Securities Exchange Act of 1934 (the "Act") are required to include in those reports certain information concerning the issuer's controls and procedures for complying with the disclosure requirements of the federal securities laws. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports it files or submits under the Act, is communicated to the issuer's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We have established disclosure controls and procedures to ensure that material information related to TransCommunity is made known to our principal executive officers and principal financial officer on a regular basis, in particular during the periods in which our quarterly and annual reports are being prepared. Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of these disclosure controls and procedures as of the end of the period covered by this report and, based on their evaluation, concluded that our disclosure controls and procedures were operating effectively.

There were no changes in TransCommunity's internal control over financial reporting during TransCommunity's quarter ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, TransCommunity's internal control over financial reporting.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act

The information regarding the directors of TransCommunity contained under the captions "Election of Directors" and "Board of Directors, Board Committees and Attendance" in TransCommunity's Proxy Statement for the Annual Meeting of Shareholders to be held on May 25, 2004 (the "2004 Proxy Statement"), is incorporated herein by reference. The information regarding Section 16(a) beneficial ownership reporting is contained in the 2004 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference. The information concerning the executive officers of TransCommunity required by this item is included in Part I of this report under the caption "Executive Officers of the Registrant."

TransCommunity has adopted a Code of Ethics that applies to all directors, executive officers and employees of TransCommunity and the Banks. A copy of this Code is attached hereto as Exhibit 14.

Item 10. Executive Compensation

The information regarding executive compensation under the captions "Executive Compensation," "Employment Agreements" and "Employee Benefit Plans" and regarding director compensation under the caption "Directors' Compensation" contained in the 2004 Proxy Statement is incorporated herein by reference.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information regarding stock ownership by directors and executive officers under the caption "Securities Ownership of Certain Beneficial Owners and Management" contained in the 2004 Proxy Statement is incorporated by reference herein. The information regarding equity compensation plans under the caption "Equity Compensation Plan Information" contained in the 2004 Proxy Statement is incorporated by reference herein.

The information regarding equity compensation plans under the caption "Executive Compensation-Securities Authorized for Issuance Under Equity Compensation Plans" contained in the 2004 Proxy Statement is incorporated herein by reference.

There were no repurchases of shares of common stock by TransCommunity during the quarter ended December 31, 2003.

Item 12. Certain Relationships and Related Transactions

The information regarding certain transactions with directors or executive officers under the caption "Interest of Management and Board in Certain Transactions" contained in the 2004 Proxy Statement is incorporated herein by reference.

Item 13. Exhibits and Reports on 8-K

(a) Exhibits

The following exhibits are filed as part of this Form 10-KSB:

Exhibit No.	Description of Exhibits
3.1	Articles of Incorporation of TransCommunity (2)
3.2	Bylaws of TransCommunity (as amended June 25, 2002) (incorporated by reference to Annual Report on Form 10-KSB for 2003 filed March 31, 2003)
10.2(a)	Employment Agreement by and between TransCommunity Bankshares Inc. and William C. Wiley, dated December 8, 2003, filed herewith
10.2(b)	Employment Agreement by and between TransCommunity Bankshares Inc. and Bruce B. Nolte, dated June 27, 2001 (1)
10.2(c)	TransCommunity Bankshares Incorporated 2001 Stock Option Plan (amended and restated effective March 27, 2003) (3)
10.2(d)	Employment Agreement by and between MSM Acquisition Co. and Richard W. Mayhew, dated January 1, 2001(4)
10.2(e)	Employment Agreement by and between TransCommunity Bankshares Incorporated and Thomas M. Crowder, dated February 1, 2003(5)
10.2(f)	Employment Agreement by and between Bank of Goochland, N.A. and M. Andrew McLean, dated December 18, 2002(6)
10.2(g)	Restricted Stock Agreement between TransCommunity Bankshares Inc. and William C. Wiley dated December 8, 2003, filed herewith
14	Code of Ethics, filed herewith

21 List of Subsidiaries of the Registrant

24 Power of Attorney, Stuart C. Siegel (filed herewith)

31.1 Certification of CEO pursuant to Rule 13a-14(a)(filed herewith)

31.2 Certification of COO pursuant to Rule 13a-14(a)(filed herewith)

31.3 Certification of CFO pursuant to Rule 13a-14(a)(filed herewith)

32 Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

---

(1) Incorporated by reference to Exhibits 10.1 and 10.2 to Form SB-2 filed by TransCommunity Bankshares Incorporated with the Securities and Exchange Commission on August 29, 2001.
(2) Incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-4 filed with the Securities and Exchange Commission on May 17, 2001.
(3) Incorporated by reference to Exhibit 10.2(c) to Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 29, 2002.
(4) Incorporated by reference to Exhibit 10.2(d) to Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003.
(5) Incorporated by reference to Exhibit 10.2(e) to Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003.
(6) Incorporated by reference to Amendment No. 3 to the Company's Registration Statement on Form SB-2 (No. 333-64566) filed with the Securities and Exchange Commission on April 17, 2003.

(b) Reports on Form 8-K

None.

Item 14. Principal Accountant Fees and Services

The information regarding fees and services of TransCommunity's principal independent accountant, S. B. Hoover & Company, under the caption "Audit Committee Disclosure - Fees Paid to Auditors" and "Audit Committee Pre-Approval Policy" contained in the 2004 Proxy Statement is incorporated by reference herein

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCOMMUNITY BANKSHARES
INCORPORATED
(Registrant)

/s/ William C. Wiley
William C. Wiley
Chairman and Chief Executive Officer

/s/ Bruce B. Nolte
Bruce B. Nolte
President and Chief Operating Officer

/s/ Thomas M. Crowder
Thomas M. Crowder
Chief Financial Officer

March 25, 2004

Signatures (Continued)

In accordance with the Exchange Act , this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Dean P. Agee Dean P. Agee	Director	March 25, 2004
/s/ Thomas M. Crowder Thomas M. Crowder	Chief Financial Officer and Director (principal financial and accounting officer)	March 25, 2004
/s/ Richard W. Mayhew Richard W. Mayhew	Director	March 25, 2004
/s/ Julian C. Metts, Jr. Julian C. Metts, Jr.	Director	March 25, 2004
/s/ James L. Minter James L. Minter	Director	March 25, 2004
/s/ Lawrence B. Nuckols Lawrence B. Nuckols	Director	March 25, 2004
/s/ Troy A. Peery, Jr. Troy A. Peery, Jr.	Director	March 25, 2004
/s/ John W. Pretlow, Jr. John W. Pretlow, Jr.	Director	March 25, 2004
/s/ John J. Purcell, Jr. John J. Purcell, Jr.	Director	March 25, 2004
/s/ George W. Rimler George W. Rimler	Director	March 25, 2004
/s/ Stuart C. Siegel by Bruce B. Nolte, P.O.A. Stuart C. Siegel	Director	March 25, 2004
/s/ John J. Sponski John J. Sponski	Director	March 25, 2004
/s/ John C. Watkins John C. Watkins	Director	March 25, 2004
/s/ William C. Wiley William C. Wiley	Chairman, Chief Executive Officer and Director (principal executive officer)	March 25, 2004
/s/ Robin Traywick Williams Robin Traywick Williams	Director	March 25, 2004

APPENDIX A

CONTENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
TransCommunity Bankshares Incorporated
Richmond, Virginia

We have audited the consolidated statements of financial condition of TransCommunity Bankshares Incorporated as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TransCommunity Bankshares Incorporated as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

S. B. Hoover & Company, L.L.P.

January 29, 2004
Harrisonburg, Virginia

TRANSCOMMUNITY BANKSHARES INCORPORATED
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash and due from banks (Note 3)	$ 7,913,777	$ 3,447,473
Federal funds sold	186,000	3,520,000
Total Cash and Cash Equivalents	8,099,777	6,967,473
Securities available-for-sale, at fair value (Note 4)	2,314,445	399,500
Securities held to maturity (fair value of $17,415,889 in 2003 and $3,798,997 in 2002) (Note 4)	17,439,025	3,798,980
Loans receivable (Note 5 & 14)	66,119,683	37,116,940
Allowance for loan losses (Note 6)	(842,819)	(462,200)
Net Loans	65,276,864	36,654,740
Premises and equipment, net (Note 7)	5,089,975	2,246,242
Federal Reserve Bank stock (restricted) (Note 4)	357,300	357,300
Other assets (Note 16)	1,174,969	698,670
Total Assets	$ 99,752,355	$ 51,122,905
LIABILITIES		
Deposits:		
Demand deposits:		
Noninterest bearing	$ 11,948,835	$ 5,530,727
Interest bearing	15,528,664	6,803,531
Savings deposits	5,826,145	3,160,180
Other time deposits (Note 8)	49,371,157	21,217,830
Total Deposits	82,674,801	36,712,268
Federal funds purchased	501,000	1,250,439
Notes payable (Note 9)	1,198,000	198,000
Accrued expenses and other liabilities	477,112	491,418
Total Liabilities	84,850,913	38,652,125
STOCKHOLDERS' EQUITY (Notes 10, 11, 17, 18 & 19)		
Expenses of stock offering		(588,335)
Common stock $.01 par value (5,000,000 shares authorized) 2,067,613 and 1,605,249 shares issued and outstanding	20,676	16,052
Paid-in-surplus	19,916,482	15,831,921
Accumulated deficit	(5,025,853)	(2,788,358)
Accumulated other comprehensive loss	(9,863)	(500)
Total Stockholders' Equity	14,901,442	12,470,780
Total Liabilities and Stockholders' Equity	$ 99,752,355	$ 51,122,905

The accompanying notes are an integral part of these financial statements.

TRANSCOMMUNITY BANKSHARES INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INTEREST AND DIVIDEND INCOME		
Loans, including fees	$ 3,728,989	$ 2,077,370
Federal funds sold	104,297	12,202
Debt securities	136,174	202,701
Dividends	21,438	12,988
Total Interest and Dividend Income	3,990,898	2,305,261
INTEREST EXPENSE		
Deposits		
Demand	89,175	90,421
Savings	48,203	41,590
Time deposits below $100,000	645,533	425,282
Time deposits above $100,000	358,185	161,940
Other borrowed funds	18,591	37,784
Total Interest Expense	1,159,687	757,017
NET INTEREST INCOME	2,831,211	1,548,244
PROVISION FOR LOAN LOSSES (Note 6)	385,595	227,200
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,445,616	1,321,044
NONINTEREST INCOME		
Bank service charges and fees	282,450	152,645
Commissions and fees from loan originations	2,151,002	1,353,920
Total Noninterest Income	2,433,452	1,506,565
NONINTEREST EXPENSES		
Salaries and employee benefits (Notes 19)	4,332,828	2,311,269
Occupancy expenses	338,180	208,918
Equipment expenses	365,296	283,929
Other operating expenses (Note 25)	2,080,259	1,220,146
Total Noninterest Expenses	7,116,563	4,024,262
NET LOSS	$ (2,237,495)	$ (1,196,653)
Net Loss Per Share Basic and Diluted	$ (1.19)	$ (1.05)
Weighted Average Shares Outstanding	1,887,458	1,143,262

The accompanying notes are an integral part of these financial statements.

TRANSCOMMUNITY BANKSHARES INCORPORATED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Shares of Common Stock	Common Stock Subscriptions	Expenses of Stock Offering	Common Stock	Paid in Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 2001	772,586	$ 803,800	$ (217,189)	$ 7,726	$ 7,523,617	$ (1,591,705)	$ (6,216)	$ 6,520,033
Comprehensive Loss								
Net Loss						(1,196,653)		(1,196,653)
Unrealized gain on securities available for sale							5,716	5,716
Total comprehensive loss								(1,190,937)
Common stock subscriptions received	7,522,830							7,522,830
Common stock issued (Note 10)	832,663	(8,326,630)		8,326	8,318,304			
Payment to dissenting shareholder					(10,000)			(10,000)
Expenses of stock offering			(371,146)					(371,146)
Balance, December 31, 2002	1,605,249		(588,335)	16,052	15,831,921	(2,788,358)	(500)	12,470,780
Comprehensive Loss								
Net Loss						(2,237,495)		(2,237,495)
Unrealized loss on securities available for sale							(9,363)	(9,363)
Total comprehensive loss								(2,246,858)
Common stock subscriptions received		4,691,976						4,691,976
Common stock issued (Note 10)	436,764	(4,691,976)		4,368	4,687,608			
Expenses of stock offering			(88,117)					(88,117)
Transfer of stock offering expenses			676,452		(676,452)			
Exercise of stock options (Note 17)	600			6	5,994			6,000
Award of restricted stock (Note 10)	25,000			250	238,750			239,000
Deferred compensation expense					(171,339)			(171,339)
Balance, December 31, 2003	2,067,613	$ 0	$ 0	$ 20,676	$19,916,482	$ (5,025,853)	$ (9,863)	$14,901,442

The accompanying notes are an integral part of these financial statements.

TRANSCOMMUNITY BANKSHARES INCORPORATED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Shares of Common Stock	Common Stock Subscriptions	Expenses of Stock Offering	Common Stock	Paid in Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 2001	772,586	$ 803,800	$ (217,189)	$ 7,726	$ 7,523,617	$ (1,591,705)	$ (6,216)	$ 6,520,033
Comprehensive Loss								
Net Loss						(1,196,653)		(1,196,653)
Unrealized gain on securities available for sale							5,716	5,716
Total comprehensive loss								(1,190,937)
Common stock subscriptions received	7,522,830							7,522,830
Common stock issued (Note 10)	832,663	(8,326,630)		8,326	8,318,304			
Payment to dissenting shareholder					(10,000)			(10,000)
Expenses of stock offering			(371,146)					(371,146)
Balance, December 31, 2002	1,605,249		(588,335)	16,052	15,831,921	(2,788,358)	(500)	12,470,780
Comprehensive Loss								
Net Loss						(2,237,495)		(2,237,495)
Unrealized loss on securities available for sale							(9,363)	(9,363)
Total comprehensive loss								(2,246,858)
Common stock subscriptions received		4,691,976						4,691,976
Common stock issued (Note 10)	436,764	(4,691,976)		4,368	4,687,608			
Expenses of stock offering			(88,117)					(88,117)
Transfer of stock offering expenses			676,452		(676,452)			
Exercise of stock options (Note 17)	600			6	5,994			6,000
Award of restricted stock (Note 10)	25,000			250	238,750			239,000
Deferred compensation expense					(171,339)			(171,339)
Balance, December 31, 2003	2,067,613	$ 0	$ 0	$ 20,676	$19,916,482	$ (5,025,853)	$ (9,863)	$14,901,442

The accompanying notes are an integral part of these financial statements.

TRANSCOMMUNITY BANKSHARES INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss $	(2,237,495) $	(1,196,653)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	268,985	214,253
Provision for loan losses	385,595	227,200
Loss on disposition of property and equipment	2,561	10,399
Accretion income	(12,050)	(3,662)
Restricted stock award expense	67,661	
Net change in:		
Other assets	(476,300)	11,558
Accrued expenses and other liabilities	(14,306)	52,364
Net Cash Used in Operating Activities	(2,015,349)	(684,541)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net increase in loans	(29,007,719)	(21,720,185)
Purchase of securities held-to-maturity	(39,290,995)	(3,400,000)
Purchase of securities available-for-sale	(5,729,308)	
Purchase of Federal Reserve Bank stock		(156,000)
Proceeds from maturities of securities held-to-maturity	25,663,000	8,402,962
Proceeds from maturities of securities available-for-sale	3,805,000	
Proceeds from sale of property	764	30,000
Payments for the purchase of property	(3,116,043)	(394,869)
Net Cash Used in Investing Activities	(47,675,301)	(17,238,092)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Change in federal funds purchased	(749,439)	1,250,439
Proceeds from common stock subscriptions	4,691,976	7,522,830
Proceed from exercise of stock options	6,000	
Payment to dissenting shareholder		(10,000)
Proceeds (curtailment) of notes payable	1,000,000	(115,588)
Net change in:		
Demand deposits	15,143,241	5,841,300
Savings deposits	2,665,966	1,621,394
Time deposits	28,153,327	7,663,403
Costs associated with stock offering	(88,117)	(310,667)
Net Cash Provided by Financing Activities	50,822,954	23,463,111
Net increase in cash and cash equivalents	1,132,304	5,540,478
Cash and Cash Equivalents, Beginning of Year	6,967,473	1,426,995
Cash and Cash Equivalents, End of Year	$ 8,099,777	$ 6,967,473

The accompanying notes are an integral part of these financial statements.

NOTE 1 REORGANIZATION:

TransCommunity Bankshares Incorporated ("TransCommunity") was organized in March, 2001. Effective August 15, 2001, TransCommunity became a bank holding company for Bank of Powhatan, N.A. ("the Bank"), pursuant to a plan of reorganization ("Plan" or "Reorganization") whereby the shareholders of the Bank exchanged their common stock for common stock of TransCommunity, and the Bank became a wholly owned subsidiary of TransCommunity. The Reorganization was accounted for on a pooling of interest basis. On January 1, 2001, the Bank purchased Main Street Mortgage and Investment Corporation ("Main Street") which became a wholly owned subsidiary of the Bank. The accompanying financial statements reflect the transactions of the Bank and Main Street for the years 2003 and 2002.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – TransCommunity is a bank holding company whose principal activity is the formation, ownership and operation of independently managed community banks. TransCommunity's subsidiary, the Bank of Powhatan, N.A. was organized and incorporated as a national banking association in 1999. Bank of Powhatan, N.A. commenced operations on March 20, 2000. TransCommunity's newest subsidiary, Bank of Goochland, N.A. was organized and incorporated during 2002, and commenced operations on November 25, 2002. As nationally chartered banks, TransCommunity's subsidiary Banks are subject to regulation by the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. The Banks provide general banking services to individuals, small and medium-size businesses and the professional communities of Powhatan, Amelia, and Goochland Counties and surrounding areas. Main Street, a wholly owned subsidiary of the Bank of Powhatan, N.A., originates commercial and residential real estate loans for investors throughout the state.

Consolidation Policy – The consolidated financial statements include TransCommunity, Bank of Powhatan, N.A., Bank of Goochland, N.A. and Main Street. All significant intercompany balances and transactions have been eliminated.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the determination of the allowance for loan losses, which is sensitive to changes in local economic conditions. Another estimate which is particularly susceptible to significant change in the near term is the determination of the value of goodwill relating to the purchase of Mainstreet which is sensitive to changes in the volume of real estate loan originations (See Note 16). Estimates are also used to calculate the fair value of assets, liabilities, grants of stock options and awards of nonvested restricted stock.

Investment Securities – Management determines the appropriate classification of securities at the time of purchase. If management has the intent and ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and carried at amortized historical cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the effective interest method over the period to maturity. Securities not intended to be held to maturity are classified as available for sale and carried at fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Loans and Allowance for Loan Losses – Loans are carried on the balance sheet net of the allowance for loan losses and any deferred fees or costs on originated loans. Interest, fees and costs related to loans are recognized over the lives of the related loans using the effective interest method. The accrual of interest on impaired loans is discontinued when, in the opinion of management, the interest income recognized will not be collected. Past due status is based on the contractual terms of the loan.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance for loan losses is evaluated on a regular basis by management. It is based upon management's periodic review of the collectibility of the loans, industry historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, since it requires estimates that are susceptible to significant revision as more information becomes available.

Premises and Equipment – Land, buildings and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Advertising Cost – Advertising costs are expensed in the period incurred.

Income Taxes – Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Cash and Cash Equivalents - Cash and cash equivalents as used in the cash flow statements include cash and due from banks and federal funds sold.

Earnings per Share – Earnings per share have been calculated using the weighted average shares outstanding excluding 25,000 shares issued as nonvested restricted stock.

NOTE 3 DEPOSITS IN AND FEDERAL FUNDS SOLD TO BANKS:

TransCommunity had cash on deposit and federal funds sold to other commercial banks amounting to $7,281,570 and $6,669,997 at December 31, 2003 and 2002, respectively. Deposit amounts at other high credit quality commercial banks may, at times, exceed federally insured limits.

NOTE 4 INVESTMENTS SECURITIES:

The amortized cost and estimated fair value of securities are as follows:

Securities Available for Sale
December 31, 2003

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency notes	$ 2,324,308	$ 10,450	$ (20,313)	$ 2,314,445

Securities Held to Maturity
December 31, 2003

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency discount Notes	$ 12,489,180	$	$ (7,340)	$ 12,481,840
U.S. Agency notes	4,949,845	2,078	(17,874)	4,934,049
Total Securities Held to Maturity	$ 17,439,025	$ 2,078	$ (25,214)	$ 17,415,889

Securities Available for Sale
December 31, 2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency discount note	$ 400,000	$	$ (500)	$ 399,500

Securities Held to Maturity
December 31, 2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency discount notes	$ 3,398,980	$ 83	$ (66)	$ 3,398,997
U.S. Agency notes	400,000			400,000
Total Securities Held to Maturity	$ 3,798,980	$ 83	$ (66)	$ 3,798,997

The amortized cost and fair value of investment securities at December 31, 2003, by contractual maturity, are shown in the following schedule. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value	Weighted Average Yield
Securities Available for Sale			
Due after one year through five years	$ 1,919,656	$ 1,919,950	3.86%
Due after five years through ten years	404,652	394,495	3.24%
	$ 2,324,308	$ 2,314,445	3.75%

NOTE 4 INVESTMENTS SECURITIES (CONTINUED):

Securities Held to Maturity			
Due within one year	$12,489,180	$12,481,840	1.00%
Due after one year through five years	1,999,845	1,998,533	4.01%
Due after five years through ten years	2,950,000	2,935,516	4.70%
Total	$ 17,439,025	$ 17,415,889	1.71%

The Company does not have any debt security which has been in a loss position for more than one year.

The carrying amount (which approximates fair value) of securities pledged by the Banks to secure deposits and for other purposes amounted to $3,797,901 at December 31, 2003.

As nationally chartered banks, TransCommunity's subsidiary Banks are required to hold stock in the Federal Reserve Bank. The investment in Federal Reserve Bank stock is recorded at cost of $357,300 as of December 31, 2003 and 2002.

NOTE 5 LOANS:

Loans receivable outstanding at December 31, are summarized as follows:

	2003	2002
Commercial, financial and agricultural	$ 28,094,683	$ 16,042,940
Real estate - construction	16,187,000	6,379,000
Real estate - mortgage	13,357,000	8,320,000
Installment loans to individuals	8,481,000	6,375,000
Total Loans	66,119,683	37,116,940
Allowance for loan losses	(842,819)	(462,200)
Net Loans Receivable	$ 65,276,864	$ 36,654,740

NOTE 6 ALLOWANCE FOR LOAN LOSSES:

A summary of the changes in the allowance for the loan losses is shown in the following schedule:

	2003	2002
Balance, beginning of year	$ 462,200	$ 235,000
Provision charged to operating expenses	385,595	227,200
Loan charge offs	(4,976)	
Balance, End of Year	$ 842,819	$ 462,200
Percentage of Allowance for Loan Losses to Total Loans	1.27%	1.25%

At December 31, 2003, TransCommunity's banks had loans totaling $1,198 that were on nonaccrual status.

NOTE 7 PREMISES AND EQUIPMENT:

Premises and equipment at December 31, are summarized as follows:

	2003	2002
Land and land improvements	$ 1,486,805	$ 626,236
Buildings	2,511,721	843,975
Furniture and equipment	1,646,085	1,077,850
Construction in progress	111,936	101,777
	5,756,547	2,649,838
Less accumulated depreciation	(666,572)	(403,596)
Premises and Equipment	$ 5,089,975	$ 2,246,242

The depreciation expense on premises and equipment for 2003 and 2002 was $268,985 and $214,253, respectively.

NOTE 8 DEPOSITS:

The aggregate amount of time deposits with a minimum denomination of $100,000 was $19,983,300 and $8,471,502 at December 31, 2003 and 2002, respectively.

At December 31, 2003, the scheduled maturities of certificates of deposit are as follows:

Less than three months	$13,578,213
Over three months through six months	6,947,246
Over six months through twelve months	9,809,152
Over twelve months through thirty-six months	10,539,223
Over thirty-six months	8,497,323
Total	$49,371,157

NOTE 9 NOTES PAYABLE:

In 2003, TransCommunity entered into a line of credit arrangement that will provide up $1,250,000 of financing to be used primarily as working capital. The line of credit has a rate of ½% over the prime rate as published in the Wall Street Journal. This renewable line of credit matures on December 31, 2004 and is secured by 150,000 shares of stock of the Bank of Powhatan, N.A. owned by TransCommunity. At December 31, 2003, TransCommunity had outstanding borrowings of $1,000,000 carrying an interest rate of 4½% and $250,000 of available and unused credit.

In 2002, TransCommunity purchased a two acre parcel in the Town of Louisa as a site for the Bank of Louisa for $200,000. The trustee of the trust that sold this property to TransCommunity is a member of the Board of Directors of the Bank of Louisa. The Board received two independent appraisals regarding the parcel and believes that the terms of the purchase are equal to or better than the terms that might be available for similar property purchased from an unrelated third-party. In connection with this transaction, the seller financed $198,000 at an interest rate of 4.75% with principal and interest due on November 1, 2003. In October 2003, this indebtedness was extended until November 1, 2004 at an interest rate of 6% per annum.

NOTE 10 CAPITAL STOCK:

Effective March 30, 2000, Bank of Powhatan, N.A. issued 670,836 shares of common stock. In 2001, an additional 100 shares were sold to an officer of the bank resulting in 670,936 shares outstanding. Effective August 15, 2001, Bank of Powhatan, N.A.'s common stock (except for 1,000 shares held by a dissenting shareholder) was exchanged for 669,936 shares of TransCommunity common stock on a one for one basis. During the first quarter of 2002, TransCommunity acquired the 1,000 shares of Bank of Powhatan common stock held by the dissenting shareholder for $10,000.

Over the period 2000 - 2001, the organizing directors of TransCommunity, Bank of Goochland, N.A. and Bank of Louisa, N.A. (I.O.) subscribed to 102,650 shares of common stock at $10.00 per share. $110,165 of the subscription proceeds of $1,026,500 was used to pay organizational expenses incurred prior to the incorporation of TransCommunity.

In September, 2001, TransCommunity began offering 1,500,000 shares of common stock to the public for sale at $10.00 per share. The per share offering price increased to $14 per share effective May 1, 2003. As of December 31, 2003, TransCommunity had sold an aggregate of 1,269,427 shares in the offering and had received gross proceeds of $13,018,606. During 2003 and 2002, pursuant to this offering, TransCommunity issued 355,680 and 832,663 shares of stock, respectively for $10 per share and 81,084 shares for $14 per share from May 1, 2003 to December 31, 2003. TransCommunity has incurred total costs relating to raising capital in the amount of $676,452. Of these costs, $88,117 was incurred during 2003. During 2003, options were exercised to purchase 600 shares at $10.00 per share. In addition on December 8, 2003, the Board of Directors awarded 25,000 shares of restricted stock to the Chief Executive Officer of TransCommunity. The "fair value" of the award of $239,000 was estimated using current market and acquisition data and discounted for the lack of marketability. The compensation cost related to the restricted stock award is being expensed over the period of the restrictions. Compensation expense of $67,661 was recorded for 2003 and $171,339 deferred to future periods. These transactions resulted in 2,067,613 shares being issued and outstanding as of December 31, 2003.

TransCommunity used $5 million of these proceeds to capitalize the Bank of Goochland, N.A.. The balance, and any future proceeds will be used to capitalize the Bank of Louisa, N.A. (I.O.) and for general corporate purposes.

NOTE 11 DIVIDEND LIMITATIONS ON SUBSIDIARY BANKS:

The principal source of funds of TransCommunity will be dividends paid by its subsidiary Banks. Dividends paid by the Banks are limited by banking regulations and retained earnings. Approval of the Comptroller of the Currency is required if the dividends declared by a national bank, in any year, exceed the sum of (1) net income for the current year and (2) income, net of dividends, for the preceding two years. As of December 31, 2003, the Banks had an accumulated deficits of $1,356,241 and therefore no amount was available for dividends.

NOTE 12 INCOME TAXES:

The components of income tax expense (benefit) are as follows:

	December 31, 2003	December 31, 2002
Current benefit	$ --	$ --
Deferred expense	--	--
Net Federal Income Tax Expense	$ --	$ --

NOTE 12 INCOME TAXES (CONTINUED):

The deferred tax effects of temporary differences relating to operations are as follows:

	December 31, 2003	December 31, 2002
Provision for loan losses	$ (162,687)	$ (40,381)
Amortization of organization and start-up costs	47,997	53,624
Goodwill	7,274	7,274
Depreciation	112,998	45,833
Charitable contribution carryover	(12,385)	(719)
Award of restricted stock	(23,005)	
Net operating loss carryforward	(726,901)	(452,646)
	(756,709)	(387,015)
Increase in valuation allowance	756,709	387,015
Deferred Income Tax Expense	$ --	$ --

At December 31, 2003, TransCommunity had total net operating losses carryforwards of $4,567,405 which begin to expire in 2022. At this time there is insufficient evidence to conclude that TransCommunity will produce taxable income in the future against which deductible temporary differences can be utilized. The deferred tax benefit recognized, at December 31, 2003 and 2002, is fully offset by a valuation allowance.

The components of the net deferred tax asset at December 31 are as follows:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 270,539	$ 107,852
Organization and start-up costs	95,138	143,135
Charitable contribution carryover	15,849	3,464
Award of restricted stock	23,005	
Net operating loss carryforward	1,552,917	826,016
Unrealized loss on available for sale securities	3,373	170
Total Deferred Tax Asset	1,960,821	1,080,637
Less: Valuation allowance	(1,759,497)	(999,585)
	201,324	81,052
Deferred tax liabilities:		
Goodwill	14,548	7,274
Depreciation	186,776	73,778
	201,324	81,052
Net Deferred Tax Asset	$ --	$ --

NOTE 12 INCOME TAXES (CONTINUED):

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates:

	2003	2002
Income tax benefit at the applicable federal rate	$ 760,749	$ 406,862
Increase in valuation allowance for deferred taxes	(756,709)	(387,015)
Nondeductible expenses	(4,040)	(15,285)
Other		(4,562)
Income Tax Expense	$ --	$ --

NOTE 13 RELATED PARTY TRANSACTIONS:

Officers and directors of TransCommunity (and companies controlled by them) were customers of and had transactions with TransCommunity's subsidiary Banks in the normal course of business. These loan and deposit transactions were made on substantially the same terms as those prevailing for other customers and did not involve an abnormal risk. TransCommunity's subsidiary banks have granted loans to principal officers and directors and their affiliates amounting to $1,764,147 at December 31, 2003 and $467,048 at December 31, 2002. During the year ended December 31, 2003, total principal additions were $2,817,954 and principal payments were $1,520,855.

Mr. Wiley, TransCommunity's Chairman and Chief Executive Officer, is also majority shareholder of DPO Holdings, Inc. ("DPO"), a privately held consulting and management corporation. On June 2, 2001, TransCommunity entered into an agreement with DPO to provide the following consulting services: assistance with the applications for the proposed new banks, accounting services, coordination of all administrative aspects of the securities offering, and assistance with the development of a strategic business plan, web sites, internet banking, and non-banking products and services to be offered by TransCommunity and its affiliates. Payments of $60,000 were paid during 2002 under the contract. The agreement with DPO expired June 30, 2002, and has not been renewed.

In February, 2003, TransCommunity purchased for $850,000 an approximate two acre tract of land, located at the intersection of U.S. Route 250 and State Route 621 in the Centerville area of Goochland County, as a permanent main office location for Bank of Goochland. The party from whom this land was purchased was a partnership in which Troy A. Perry, a director of TransCommunity, owns a 15% limited partnership interest. The purchase contract provided that, prior to the construction of Bank of Goochland's main office, the seller would provide site improvements to the property that TransCommunity estimated to have a value of approximately $150,000. The site improvements were provided as contemplated and the Bank of Goochland completed construction of its main office and opened for business at that site in October, 2003.

Effective June 1, 2003, in contemplation of the initial opening the Bank of Louisa as a branch of Bank of Powhatan, Bank of Powhatan leased for 12 months an office location in the Town of Louisa from John J. Purcell, Jr., a director of TransCommunity. The lease required no rental payments, but in exchange for the landlord foregoing monthly rent, Bank of Powhatan agreed to make certain tenant improvements to the leased premises that would revert to the landlord at the termination of the lease. The Bank of Louisa branch of Bank of Powhatan opened for business at this location in October, 2003. Upon completion of the new main office of Bank of Louisa, N.A., which is currently under construction at a separate location in the Town of Louisa, Bank of Powhatan will terminate the existing lease with Mr. Purcell and certain tenant improvements made at a cost of approximately $67,000 will revert to Mr. Purcell as landlord. If the Bank of Powhatan desires to extend the lease past June 1, 2004, the extension will be on a month-to-month basis at a rental of $1,000 per month.

NOTE 14 CONCENTRATION OF CREDIT RISK:

Most of the Banks' loans are made to customers in the Banks' trade areas. Accordingly, the ultimate collectibility of the Banks' loan portfolio is susceptible to changes in local economic conditions. The types of loans made by the Banks are described in Note 5. Collateral required by the Banks is determined on an individual basis depending on the nature of the loan and the financial condition of the borrower. TransCommunity has a concentration of loans to borrowers involved in construction and land development. Loans to these borrowers amounted to approximately 24% of the total loan portfolio at December 31, 2003.

NOTE 15 STATEMENTS OF CASH FLOWS:

	2003	2002
Supplemental disclosure of cash paid during the year for:		
Interest	$ 1,091,995	$ 752,026
Non-cash financing and investing transactions:		
Note payable issued as part of the purchase of land for the Bank of Louisa, N.A. (I.O.)		198,000
Accounts payable for costs associated with stock offering		72,350
Deferred cost of restricted stock award	171,339	

NOTE 16 PURCHASE OF SUBSIDIARY:

Other assets include $320,917 of goodwill attributable to the purchase of Main Street Mortgage and Investment Corporation by the Bank of Powhatan, N.A. In June of 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142 "Goodwill and Other Intangible Assets." The new accounting standard requires that goodwill not be amortized; however, it is tested for impairment and adjusted to fair value using one of several valuation methods. The goodwill, related to the above purchase, was tested for impairment during the fourth quarter of 2003 after TransCommunity had completed its annual forecast and budget. The estimated fair value of Main Street exceeded its carrying value at its subsidiary level. The estimated fair value was based on earnings forecast for the next year.

NOTE 17 STOCK OPTION PLAN:

A stock option plan was adopted by the Board of Directors of the Bank of Powhatan, N.A. on May 8, 2001. This Plan was adopted by TransCommunity effective August 15, 2001 in connection with the Reorganization whereby the Bank of Powhatan, N.A. became a subsidiary of TransCommunity. The purpose of the Plan is to reward employees and directors for services rendered and investment risks undertaken to date and to promote the success of TransCommunity and its subsidiaries by providing incentives to employees and directors that will promote the identification of their personal interest with the long-term financial success of TransCommunity, its subsidiaries and with growth in shareholder value. Under the Plan, annual grants of stock options are limited to 10,000 shares for each employee and 7,500 shares for each director. The Plan provides that options for up to 330,000 shares of TransCommunity common stock may be issued. The exercise price may not be less than 100% of the fair market value of the

NOTE 17 STOCK OPTION PLAN (CONTINUED):

shares on the award date. Unless the Stock Option Committee determines otherwise, one-third of an award becomes vested and exercisable on each of the first three anniversaries of the award date. Each award becomes fully vested and exercisable in the event of a change in control of TransCommunity. All options are subject to exercise or forfeiture if TransCommunity's capital falls below its minimum requirements, as determined by its primary regulator, and TransCommunity's primary regulator so directs. The Plan will expire on May 7, 2011, unless terminated sooner by the Board of Directors. On May 16, 2001 and April 15, 2003, options to acquire 45,575 and 226,200 shares, respectively, were awarded under the Plan; these options have an exercise price of $10 per share and a term of ten years. In addition, on April 15, 2003, options were awarded to executive officers, under existing employments agreements, to acquire 51,000 shares. These options were exercisable at December 31, 2003.

The fair value of each option granted on April 15, 2003 was $3.30 using the "Black Scholes Option Pricing" method with the following assumptions: risk free interest rate 4.00%, expected life – 10 years, expected volatility – zero and expected dividends of zero. No options have expired as December 31, 2003, however 600 options have been exercised pursuant to the Plan.

A summary of the options granted is shown in the following table:

	2003	2002
Outstanding at beginning of the year	45,575	45,575
Granted	277,200	
Exercised	(600)	
Outstanding at end of the year	322,175	45,575
Options exercisable at end of year	81,378	15,192
Exercise Price	$ 10.00	$ 10.00
Weighted average remaining contracted life at December 31, 2003	108 Months	

TransCommunity accounts for the plan under the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in the net loss, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and loss per share as if TransCommunity had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to the stock option plan.

Net loss, as reported	$(2,237,495)	$ (1,196,653)
Deduct: Total stock-based employee compensation expense determined under fair value based method	(521,566)	(69,939)
Pro Forma Net Loss	$(2,759,061)	$ (1,266,592)
Loss per Share:		
Basic - as reported	$ (1.19)	$ (1.05)
Basic - pro forma	$ (1.46)	$ (1.11)

NOTE 18 REGULATORY MATTERS:

Both TransCommunity and its subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. If TransCommunity, or its subsidiary Banks, fail to meet minimum capital requirements, its primary regulators can initiate certain mandatory and possible additional discretionary actions. If such actions are undertaken, they could have a direct material effect on TransCommunity's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, TransCommunity's subsidiary Banks must meet specific capital guidelines that involve quantitative measures of each Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the Banks' regulatory agency. Under that limitation, no dividends may be paid while there is an accumulated deficit.

Quantitative measures are established by bank regulations to ensure capital adequacy. The Banks are required to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). At December 31, 2003, the Banks' capital significantly exceeded the amounts required for well-capitalized de novo banks.

The actual and required capital amounts and ratios for the years ended December 31, 2003 and 2002 for TransCommunity on a consolidated basis are as follows (dollars in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003						
Total Capital to Risk Weighted Assets	$ 15,754	21%	$ 5,878	8%	$ 7,348	10%
Tier 1 Capital to Risk Weighted Assets	14,911	20%	2,939	4%	4,408	6%
Tier 1 Capital to Average Assets	14,911	20%	3,024	4%	3,781	5%

NOTE 18 REGULATORY MATTERS (CONTINUED):

December 31, 2002								
Total Capital to Risk Weighted Assets	$	12,825	45%	$	2,265	8%	$	2,831	10%
Tier 1 Capital to Risk Weighted Assets		12,471	44%		1,133	4%		1,699	6%
Tier 1 Capital to Average Assets		12,471	29%		1,717	4%		2,146	5%

As of June 30, 2003 the most recent date of notification, the Office of the Comptroller of the Currency categorized Bank of Powhatan, N.A. as Well Capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as shown in the above table. There are no conditions or events since this date that management believes have changed Bank of Powhatan, N.A.'s category. As a newly chartered institution, no notification has been received for the Bank of Goochland, N.A; however, management has determined that the Bank of Goochland, N.A. is well capitalized.

NOTE 19 EMPLOYMENT AGREEMENTS:

Mr. Wiley has served as chief executive officer of TransCommunity under an employment agreement with TransCommunity since June 27, 2001. Effective December 8, 2003, TransCommunity and Mr. Wiley entered into a new employment agreement. The new agreement is for a two-year term beginning January 1, 2004 and ending December 31, 2005. The agreement is subject to a one-year extension subject to mutual agreement on compensation. Under the agreement Mr. Wiley will serve as Chairman of the Board of Directors and Chief Executive Officer, with the responsibility for performing such services and duties as TransCommunity's Board of Directors may designate, for an annual base salary of $160,000 per annum, subject to increase, in the discretion of the Board, based on performance. In addition, the agreement provides for an annual performance bonus in the discretion of the Board. Other benefits include an $800,000 term life insurance policy (subject to certain conditions) and health and disability insurance coverage. The agreement provides for a monthly car allowance and an allowance for an annual physical examination.

Mr. Wiley serves at the pleasure of TransCommunity's Board of Directors. If, during the term of the agreement, Mr. Wiley's employment is terminated for cause (as defined), or if Mr. Wiley resigns without good reason (as defined), Mr. Wiley will be paid under the agreement to the date of termination. If Mr. Wiley is terminated without cause, or if Mr. Wiley resigns for good reason, he will be entitled to receive his base salary up to the end of the then current term of the agreement, plus an additional 24 months of base salary at the then current per annum amount. If Mr. Wiley should die during the term of the agreement, his estate will be entitled to a lump sum payment equal to two years base salary at the then current per annum amount.

NOTE 19 EMPLOYMENT AGREEMENTS (CONTINUED):

The agreement imposes certain non-compete restrictions upon Mr. Wiley for a period of up to one year following termination of the agreement. Separately, but in connection with Mr. Wiley's new employment agreement, the Board awarded Mr. Wiley 25,000 nonvested "restricted" shares of TransCommunity stock. The shares will vest and the restrictions will be removed in annual installments of 5,000 shares each beginning January 1, 2004 and ending on January 1, 2008. During the period of restriction, the restricted shares may not be sold, pledged or otherwise transferred except in limited circumstances. If Mr. Wiley dies, becomes disabled, retires after age 65, is terminated without cause or resigns for good reason, all remaining restrictions will lapse and the shares will be fully vested. If Mr. Wiley is terminated with cause or resigns without good reason, all shares that are still subject to restrictions shall be forfeited back to TransCommunity. During the period that the shares, or any portion thereof, are restricted, Mr. Wiley will have the full right to vote all 25,000 shares and to receive currently any dividends or other distributions made with respect to such shares other than dividends paid in the form of shares of TransCommunity's common stock. Any dividends payable in shares of TransCommunity's common stock shall be subject pro rata to the same restrictions on transferability as the restricted shares with respect to which such dividend or distribution was paid. The agreement also provides that the stock option award made to Mr. Wiley under his prior employment agreement will be amended to extend to one year the period for exercise of those options upon Mr. Wiley's death, disability, retirement after age 65, termination without cause or resignation for good reason. Because there is no active trading market for TransCommunity's common stock, TransCommunity is not able to value this award based on trading prices on the date of grant. For that reason, TransCommunity has valued the shares on the date of award at $9.56 per share, or $239,000 in the aggregate, based on TransCommunity's book value at December 31, 2003, (1.66 x book value of $7.21 per share) less a 20% discount relating to the restriction on resale. The compensation cost related to the restricted stock award is being expensed over the period of the restrictions. Compensation expense of $67,661 was recorded for 2003 and $171,339 was deferred to future periods.

Effective June 27, 2001, TransCommunity and Mr. Bruce B. Nolte also entered into an employment agreement to serve as President and Chief Operating Officer of TransCommunity with the responsibility for performing such services and duties as TransCommunity's Board of Directors may designate, for an annual base salary of $140,000, subject to increase at the discretion of the Board. Under the agreement, Mr. Nolte was awarded options to acquire 21,000 shares of common stock on April 15, 2003.

The contract is for a term of three years. Mr. Nolte serves at the pleasure of TransCommunity's Board of Directors. If, during the term of the contract, Mr. Nolte's employment is terminated without cause, Mr. Nolte will be entitled to a severance payment equal to his annual salary at that time. The contract also contains non-competition covenants for a period of one year following termination of Mr. Nolte's employment.

Effective January 1, 2001, MSM Acquisition Co. (now Main Street) and Mr. Richard W. Mayhew entered into an employment contract under which Mr. Mayhew will serve as President and Chief Executive Officer of Main Street, with responsibility for performing such services and duties as Main Street's Board of Directors or the Chairman of the Bank of Powhatan, N.A. may designate, for an annual base salary of $120,000. In addition, the contract provides for a potential bonus in each of the first seven years of the contract based on meeting specific performance goals. Mr. Mayhew did not receive a bonus for 2002 or 2003 under this provision. Other benefits include health and disability insurance and other benefits offered to executive employees of TransCommunity, Bank of Powhatan, N.A. or Main Street.

NOTE 19 EMPLOYMENT AGREEMENTS (CONTINUED):

The contract is for a term of five years, with an automatic annual renewal thereafter unless notice of termination is provided 60 days before the end of a term. Mr. Mayhew serves at the pleasure of Main Street. If, during the term of the contract, Mr. Mayhew's employment is terminated without cause, Mr. Mayhew will be entitled to a severance payment of $60,000. The contract also contains non-competition covenants for the term of the contract and until December 31, 2005.

Effective February 1, 2003, TransCommunity and Mr. Thomas M. Crowder entered into an employment agreement under which Mr. Crowder will serve as the Chief Financial Officer of TransCommunity, with the responsibility for performing such services and duties as TransCommunity's Chief Executive Officer may designate, for an annual base salary of $115,000, subject to increase at the discretion of the Board. In addition, the contract provided for a signing bonus of $5,000 and a performance bonus if TransCommunity and Mr. Crowder agree to one in writing. Other benefits include term life insurance and health and disability insurance coverage.

The contract is for a term of three years. Mr. Crowder serves at the pleasure of TransCommunity's Board of Directors. If, during the term of the contract, Mr. Crowder's employment is terminated without cause, Mr. Crowder will be entitled to a severance payment equal to his annual salary at that time. If, during the term of the contract, Mr. Crowder's employment is terminated within one year of a change in control of TransCommunity, Mr. Crowder will be entitled to severance pay equal to three times his annual salary in effect at that time. The contract also contains non-competition covenants for a period of six months following termination of Mr. Crowder's employment.

NOTE 20 FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107 (SFAS 107) "Disclosures About the Fair Value of Financial Statements" defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. As the majority of the Banks' financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value.

Estimated fair value and the carrying value of financial instruments at December 31, 2003 and 2002 are as follows (in thousands):

	December 31, 2003		December 31, 2002	
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Financial Assets				
Cash and due from bank	$ 7,914	$ 7,914	$ 3,447	$ 3,447
Federal funds sold	186	186	3,520	3,520
Investment securities	19,730	19,753	4,198	4,198
Federal Reserve Bank stock	357	357	357	357
Loans	66,567	66,120	37,455	37,117
Accrued interest receivable	304	304	165	165

NOTE 20 FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

Financial Liabilities

Demand Deposits:				
Non-interest bearing	11,949	11,949	5,531	5,531
Interest-bearing	15,529	15,529	6,804	6,804
Savings deposits	5,826	5,826	3,160	3,160
Time deposits	52,752	49,371	22,394	21,218
Federal funds purchased	501	501	1,250	1,250
Notes payable	1,198	1,198	199	198
Accrued interest payable	145	145	77	77

The carrying value of cash and due from banks, federal funds sold, interest-bearing deposits, Federal Reserve Bank stock, deposits with no stated maturities, and accrued interest approximates fair value. The estimated fair value of investment securities was based on closing market prices. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments during the month of December.

NOTE 21 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business, the Banks have outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Banks use the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk were as follows (dollars in thousands):

	December 31, 2003	December 31, 2002
Commitments to extend credit	$ 26,891	$ 11,019
Standby letters of credit	554	79

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Interest rates are determined when funds are disbursed. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks' policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

NOTE 21 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED):

The Banks have not been required to perform on any financial guarantees during the past two years. The Banks have not incurred any losses on its commitments in either 2003 or 2002.

NOTE 22 COMMITMENTS AND CONTINGENT LIABILITIES:

Each TransCommunity subsidiary bank has entered into an agreement with FiServ Solutions, Inc. to provide data processing services. Each agreement is for an initial period of sixty months. Unless written notice of non-renewal is provided by either party at least 180 days before expiration of any term, each agreement shall automatically renew for a period of five years. The current consolidated monthly expense associated with these agreements is approximately $26,000 and is based on the level of accounts.

On August 15, 2002, TransCommunity entered into an agreement with an unrelated third-party to lease a building located at 2958 River Road West in Goochland County, and containing approximately 1200 square feet, as a temporary main office site for Bank of Goochland, N.A. Following the opening of Bank of Goochland's permanent main office site, Bank of Goochland retained the Goochland Courthouse location as a branch office. The term of this lease is five years, and the amount of the base monthly rent is $1,500 per month. Effective November 25, 2002, this lease agreement was assigned by TransCommunity to Bank of Goochland, N.A. upon receipt by that Bank of its national banking charter.

TransCommunity Bankshares has entered into a lease agreement to rent 14,000 square feet of office space located at 4235 Innslake Drive, Glen Allen, Virginia. This office space, which TransCommunity began occupying in the fourth quarter of 2003, houses the corporate operations of TransCommunity as well as dements of Main Street and the offices of the new investment advisor subsidiary and the trust operations of the subsidiary Banks. The former corporate offices of TransCommunity have been turned over to Main Street Mortgage for use in its expanding sub-prime lending operation. Monthly lease payments of $12,951 are expected to commence in February, 2004.

In addition, Mainstreet and the Louisa Branch of the Bank of Powhatan operate in leased facilities. The leases generally contain options to extend the lease periods.

Pursuant to the terms of non-cancelable lease agreements in effect at December 31, 2003, pertaining to banking premises, future minimum rent commitments under various operating leases are as follows:

2004	$ 225,185
2005	301,330
2006	279,207
2007	249,963
2008	243,507
Thereafter	1,476,975
	$ 2,776,167

Total rent expense for the years ended December 31, 2003 and 2002 amounted to $200,780 and $129,511, respectively.

NOTE 23 BUSINESS SEGMENTS:

TransCommunity's business segments include Bank of Powhatan, N.A. and Bank of Goochland, N.A., which operate as commercial banks, and Main Street, which originates mortgage loans for investors.

Year Ended December 31, 2003 (In Thousands)

	Banks	Main Street	Trans-Community [1]	Eliminations	Consolidated
Net interest income [1]	$ 2,814	$ (6)	$ 23	$	$ 2,831
Provision for loan losses	(385)				(385)
Noninterest income [1]	282	2,151			2,433
Noninterest expense	(3,115)	(2,208)	(1,793)		(7,116)
Income (Loss) from subsidiaries	(63)		(467)	530	
Net Income (Loss)	$ (467)	$ (63)	$ (2,237)	$ 530	$ (2,237)
Total Assets	$ 96,726	$ 1,023	$ 16,353	$ (14,178)	$ 99,924

Year Ended December 31, 2002 (In Thousands)

	Banks	Main Street	Trans-Community [1]	Eliminations	Consolidated
Net interest income [1]	$ 1,562	$ (22)	$ 8	$	$ 1,548
Provision for loan losses	(227)				(227)
Noninterest income [1]	152	1,354			1,506
Noninterest expense	(1,611)	(1,354)	(1,059)		(4,024)
Loss from subsidiaries	(22)		(146)	168	
Net Loss	$ (146)	$ (22)	$ (1,197)	$ 168	$ (1,197)
Total Assets	$ 49,904	$ 893	$ 12,827	$ (12,501)	$ 51,123

[1] All revenue is received from external customers except for interest paid by Main Street to Bank of Powhatan, N.A.

NOTE 25 OTHER OPERATING EXPENSES:

Other operating expenses include the following:

	2003	2002
Advertising and public relations	$ 192,951	$ 67,881
Amortization of computer software	19,662	13,748
Charitable contributions	36,427	2,788
Consulting fees	134,035	119,981
Data processing fees	351,661	172,804
Directors' and officers' liability insurance	4,311	17,891
Filing and registration fees	21,143	52,807
Legal and accounting fees	377,155	197,080
Miscellaneous	60,729	37,848
OCC and FDIC assessment	47,271	23,812
Other insurance	9,311	47,649
Postage and freight	78,391	62,724
Stationery and supplies	200,242	104,923
Stock certificates and shareholder communications	20,630	24,227
Subscriptions and membership dues	32,107	16,851
Telephone	151,169	62,788
Training and personnel development	31,727	9,332
Travel, meals and entertainment	76,017	57,910
Other	235,320	127,102
	$ 2,080,259	$ 1,220,146

NOTE 26 FOURTH QUARTER ADJUSTMENTS

During 2003, quarterly financial statements were prepared using estimated accruals. Year end adjustments to accruals increased the loss for the fourth quarter by approximately $90,000.

NOTE 27 PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash	$ 5,249,345	$ 1,524,164
Property and equipment, net	405,563	364,118
Investment in subsidiaries	10,448,907	10,924,673
Other assets	77,490	14,107
Total Assets	$ 16,181,305	$ 12,827,062
LIABILITIES		
Line of credit	$ 1,000,000	$
Accounts payable	78,074	151,829
Accrued expenses	3,789	6,453
Notes payable	198,000	198,000
Total Liabilities	1,279,863	356,282
STOCKHOLDERS' EQUITY		
Cost of stock offering		(588,335)
Common stock $.01 par value (5,000,000 shares authorized) 2,067,613 and 1,605,249 shares issued and outstanding	20,676	16,052
Paid-in-surplus	19,916,482	15,831,921
Accumulated deficit	(5,025,853)	(2,788,358)
Accumulated other comprehensive loss	(9,863)	(500)
Total Stockholders' Equity	14,901,442	12,470,780
Total Liabilities and Stockholders' Equity	$ 16,181,305	$ 12,827,062

NOTE 27 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Income		
Interest income	$ 36,100	$ 14,519
Loss from subsidiaries	(466,399)	(145,643)
	(430,299)	(131,124)
Expenses		
Salaries and employee benefits	993,533	545,934
Consulting fees	100,875	93,607
Legal and accounting fees	292,344	111,177
Filing and registration fees	3,112	8,266
Equipment expenses	78,431	52,744
Rent	44,437	39,942
Advertising and public relations	51,076	5,363
Other operating expenses	243,388	208,496
Total Expenses	1,807,196	1,065,529
Net Loss	$ (2,237,495)	$ (1,196,653)

NOTE 27 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002**

	Common Stock Subscriptions	Expenses of Current Stock Stock Offering	Common Stock	Paid in Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders Equity
BALANCE, December 31, 2001	$ 803,800	$ (217,189)	$ 7,726	$ 7,523,617	$ (1,591,705)	$ (6,216)	$ 6,520,033
Comprehensive loss							
Net Loss					(1,196,653)		(1,196,653)
Unrealized gain on securities available for sale						5,716	5,716
Total comprehensive loss							(1,190,937)
Common stock subscriptions received	7,522,830						7,522,830
Common stock issued	(8,326,630)		8,326	8,318,304			-
Payment to dissenting shareholder				(10,000)			(10,000)
Expenses of current stock offering		(371,146)					(371,146)
BALANCE, DECEMBER 31, 2002		(588,335)	16,052	15,831,921	(2,788,358)	(500)	12,470,780
Comprehensive loss							
Net Loss					(2,237,495)		(2,237,495)
Unrealized loss on securities available for sale						(9,363)	(9,363)
Total comprehensive loss							(2,246,858)
Common stock subscriptions received	4,691,976						4,691,976
Common stock issued	(4,691,976)		4,368	4,687,608			-
Expenses of current stock offering		(88,117)					(88,117)
Transfer of stock offering expenses		676,452		(676,452)			
Exercise of stock options			6	5,994			6,000
Award of restricted stock			250	238,750			239,000
Deferred compensation expense				(171,339)			(171,339)
BALANCE, DECEMBER 31, 2002	$ 0	$ 0	$ 20,676	$19,916,482	$ (5,025,853)	$ (9,863)	$14,901,442

TRANSCOMMUNITY BANKSHARES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 27 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Operating Activities:		
Net Loss	$ (2,237,495)	$ (1,196,653)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	23,111	16,734
Loss of subsidiary banks	466,399	145,643
Award of restricted stock	67,661	
Net change in:		
Other assets	(63,383)	(10,282)
Accounts payable	(73,755)	(21,587)
Accrued expenses and other liabilities	(2,660)	(90,612)
Net Cash Used in Operating Activities	(1,820,122)	(1,156,757)
Investing Activities:		
Investment in subsidiaries		(5,200,000)
Proceeds from the sale of property	364	
Payments for the purchase of property	(64,920)	(40,611)
Net Cash Used in Investing Activities	(64,556)	(5,240,611)
Financing Activities:		
Proceeds from common stock subscriptions	4,691,976	7,522,830
Proceeds from exercise of stock options	6,000	
Proceeds from line of credit	1,000,000	
Payment to dissenting shareholder		(10,000)
Expenses of current stock offering	(88,117)	(310,667)
Net Cash Provided by Financing Activities	5,609,859	7,202,163
Net Increase in Cash and Cash Equivalents	3,725,181	804,795
Cash and Cash Equivalents, Beginning of Year	1,524,164	719,369
Cash and Cash Equivalents, End of Year	$ 5,249,345	$ 1,524,164
Supplemental Information:		
Non-cash transactions:		
Interest paid	$ 13,450	$ -
Note payable issued as part of the purchase of land for the Bank of Louisa, N.A.(I.O.)	-	198,000
Other comprehensive income for subsidiary	(9,363)	5,716
Accounts payable for stock offering	-	72,350
Deferred cost of restricted stock award	171,339	-